Form 20-F
period 2004-12-31
Arlington Tankers Ltd.
filed 2005-06-09
CIK 1305507

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number: 001-32343
Arlington Tankers Ltd.
(Exact name of Registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or organization)
First Floor, The Hayward Building
22 Bermudiana Road
Hamilton HM 11, Bermuda

(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Title of Each Class	Name of Each Exchange on Which Registered

Common Shares, par value $0.01 per share	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
15,500,000 Common Shares, par value $0.01 per share
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐
      Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17 ☐          Item 18 ☑

		Page

Item 1:	Identity of Directors, Senior Management and Advisers	1
Item 2:	Offer Statistics and Expected Timetable	1
Item 3:	Key Information	1
Item 4:	Information on the Company	13
Item 5:	Operating and Financial Review and Prospects	43
Item 6:	Directors, Senior Management and Employees	53
Item 7:	Major Shareholders and Related Party Transactions	56
Item 8:	Financial Information	58
Item 9:	The Offer and Listing	60
Item 10:	Additional Information	61
Item 11:	Quantitative and Qualitative Disclosures About Market Risk	75
Item 12:	Description of Securities other than Equity Securities	75
Item 13:	Defaults, Dividend Arrearages and Delinquencies	75
Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	76
Item 15:	Controls and Procedures	76
Item 16A:	Audit Committee Financial Expert	77
Item 16B:	Code of Ethics	77
Item 16C:	Principal Accountant Fees and Services	77
Item 16D:	Exemptions from the Listing Standards for Audit Committees	78
Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	78
Item 17:	Financial Statements	78
Item 18:	Financial Statements	78
Item 19:	Exhibits	78

Index to Consolidated Financial Statements		F-1
Ex-10.3.2 Amend. No.1 to Time Charter Party (Stena Companion)
Ex-10.3.4 Amend. No.1 to Time Charter Party (Stena Compatriot)
Ex-10.3.6 Amend. No.1 to Time Charter Party (Stena Concord)
Ex-10.3.8 Amend. No.1 to Time Charter Party (Stena Consul)
Ex-10.3.10 Amend.No.1 to Time Charter Party (Stena Victory)
Ex-10.3.12 Amend. No.1 to Time Charter Party (Stena Vision)
Ex-10.4.2 Amend. No.1 to Ship Management Agreement (Stena Companion)
Ex-10.4.4 Amend. No.1 to Ship Management Agreement (Stena Compatriot)
Ex-10.4.6 Amend. No.1 to Ship Management Agreement (Stena Concord)
Ex-10.4.8 Amend. No.1 to Ship Management Agreement (Stena Consul)
Ex-10.4.10 Amend.No.1 to Ship Management Agreement (Stena Victory)
Ex-10.4.12 Amend.No.1 to Ship Management Agreement (Stena Vision)
Ex-12.1 Section 302 Certification of CEO
Ex-12.2 Section 302 Certification of CFO
Ex-13.1 Section 906 Certification of CEO
Ex-13.1 Section 906 Certification of CFO

      In this Annual Report on Form 20-F, references to “we,” “our,” “us” and the “company” refer to Arlington Tankers Ltd. and, as the context requires, our subsidiaries.
      Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. Our consolidated financial statements are expressed in U.S. dollars. In this report, references to “dollars,” “U.S.$” or “$” are to United States dollars.

Forward Looking Statements
      This Annual Report on Form 20-F contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	future payments of quarterly dividends and the availability of cash for payment of quarterly dividends;

•	statements about future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	statements about tanker market trends, including charter rates and factors affecting vessel supply and demand;

•	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels, or vessels’ useful lives; and

•	our ability to repay our secured credit facility at maturity, to obtain additional financing and to obtain replacement charters for our vessels.
      Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, the factors described in “Item 3. Key Information — Risk Factors” and the factors otherwise referenced in this report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included herein. We do not intend, and do not assume any obligation, to update these forward-looking statements.

Industry and Market Data
      This Annual Report on Form 20-F includes industry and market data in “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Poten & Partners, an independent shipbroking and consulting company, has provided us with statistical data regarding the tanker industry and energy market that we use in the discussion of the tanker industry contained in “Item 4. Information on the Company — Tanker Industry Overview,” and elsewhere in this report. We believe that the information and data supplied by Poten & Partners is accurate in all material respects and we have relied upon such information for purposes of this report. Neither we nor any of our affiliates or advisors have independently verified this data. Poten & Partners has advised us that the statistical information contained herein is drawn from Poten & Partners’ databases and other sources. Poten & Partners has also advised us that:

•	some information in Poten & Partners’ database is derived from estimates or subjective judgments;

•	the information in the databases and views of other maritime data collection agencies may differ from the information in Poten & Partners’ databases and views; and

•	while Poten & Partners has taken reasonable care in the compilation of the statistical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors.

PART I

Item 1:	Identity of Directors, Senior Management and Advisers
      Not Applicable.

Item 2:	Offer Statistics and Expected Timetable
      Not Applicable.

Item 3:	Key Information
Selected Financial and Statistical Data
      The following selected financial and other data summarizes our historical financial and other information. We have derived the selected statement of operations data set forth below for the years ended December 31, 2004, 2003 and 2002 and the selected balance sheet data as of December 31, 2004 and 2003 from the audited consolidated financial statements included in this Annual Report on Form 20-F. We have derived the selected financial data for prior periods from audited financial statements that are not included in this report. For the year ended December 31, 2004, our audited consolidated financial statements include the predecessor combined carve-out financial statements of Concordia Maritime AB (publ), or Concordia, and Stena AB (publ), or Stena, for the period January 1, 2004 through November 9, 2004 and the results of operations of Arlington Tankers and its wholly owned subsidiaries for the 51 days from November 10, 2004 through December 31, 2004. We have separately presented selected statement of operations and cash flow data for the period from November 10, 2004 through December 31, 2004, which reflects the 51-day period in 2004 following the completion of our initial public offering during which we operated as an independent company. For the years ended December 31, 2003 and prior, the consolidated financial statements represent the predecessor combined carve-out financial statements. The selected carve-out financial data presented below is not indicative of the results we would have achieved had we operated as an independent public company for any period presented. Furthermore, our historical results for any prior period are not necessarily indicative of results to be expected for any future period and our historical results for any interim period are not indicative of results to be expected for a full fiscal year. This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information — Dividend Policy” and our consolidated financial statements and the notes thereto included elsewhere in this report.

	51-Day Period from
	November 10, 2004	Year Ended December 31,
	through
	December 31, 2004	2004	2003	2002	2001	2000

	(In thousands of $, except per share data)
Selected statement of operations data:
Total operating revenues, net	9,506	57,958	28,838	26,504	18,513	—
Total operating expenses	(4,290)	(30,672)	(14,405)	(14,058)	(11,316)	(34)
Operating income (loss)	5,216	27,286	14,433	12,446	7,197	(34)
Net income (loss)	4,290	20,351	5,913	5,769	1,832	(34)
Earnings per common share — basic and diluted	$0.28	—	—	—	—	—

	51-Day Period from
	November 10, 2004	Year Ended December 31,
	through
	December 31, 2004	2004	2003	2002	2001	2000

	(In thousands of $, except per share data)
Selected balance sheet data (at end of period):
Cash	5,960	5,960	1,194	590	6,371	—
Newbuildings	—	—	36,185	—	—	105,130
Vessels, net	281,441	281,441	154,465	161,034	167,662	—
Total assets	292,850	292,850	192,416	162,200	174,951	105,444
Amount due to Concordia, current	—	—	45,899	41,861	48,869	13,084
Long term liabilities	135,000	135,000	130,317	109,008	119,863	86
Combined predecessor equity	—	—	15,710	9,773	3,980	2
Shareholders’ equity	154,487	154,487	—	—	—	—
Selected cash flow data:
Net cash provided by operating activities	5,937	31,820	15,375	13,011	6,598	2
Net cash used in investing activities	(283,173)	(102,212)	(36,488)	(244)	(66,596)	(38)
Net cash provided by (used in) financing activities	283,196	75,158	21,717	(18,548)	66,369	35
Selected fleet data (end of period):
Number of tankers owned	6	6	2	2	2	—
Risk Factors
      The following important factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.
COMPANY SPECIFIC RISK FACTORS

We cannot assure you that we will pay any dividends
      We intend to pay dividends on a quarterly basis in amounts determined by our board of directors. We believe our dividends will be substantially equal to the charterhire received by us under the Charters, less cash expenses and any cash reserves established by our board of directors. Such expenses consist primarily of fees under our ship management agreements, directors’ fees, salaries and benefits of our President and Chief Executive Officer, and Chief Financial Officer, payment of interest under our credit facility and other administrative and other expenses. There can be no assurance that we will not have other cash expenses, including extraordinary expenses, which could include the costs of claims and related litigation expenses. There can be no assurance that we will not have additional expenses or liabilities, that the amounts currently anticipated for the items set forth above will not increase, that we will not have to fund any required capital expenditures for our vessels or that our board of directors will not determine to establish additional cash reserves or change our dividend policy. Other than the fees under our ship management agreements, none of our fees or expenses is fixed.
      The amount of potential future dividends set forth in “Item 8. Financial Information — Dividend Policy” represents only an estimate of future dividends based on our charter contracts, ship management agreements, an estimate of our other expenses and the other matters and assumptions set forth therein and assumes that other than our ship management expenses, none of our expenses increase during the periods presented in the table. The amount of future dividends, if any, could be affected by various factors, including the loss of a vessel, required capital expenditures, cash reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, increased borrowings or future issuances of securities, many of which are beyond our control. As a result, the amount of dividends actually paid may vary from period to period and such variations may be material.
      Our credit facility also provides that we may not pay dividends if there is a default under the facility or if the market value of our vessels is less than 140% of our borrowings under the facility. The declaration of dividends is subject to our credit facility, compliance with Bermuda law and is subject at all times to the discretion of our board of directors. There can be no assurance that dividends will be paid in the amounts anticipated or at all.

We are highly dependent on the Charterers and their guarantors, Stena and Concordia
      All of our vessels are chartered to subsidiaries of Concordia and a subsidiary of Stena, which we refer to collectively as the Charterers. The Charterers’ payments to us under these charters, which we refer to as the Charters, are our sole source of revenue. We are highly dependent on the performance by the Charterers of their obligations under the Charters and by their guarantors, Stena and Concordia, of their obligations under their respective guarantees. Any failure by the Charterers or the guarantors to perform their obligations would materially and adversely affect our business and financial position. Our shareholders do not have any recourse against the Charterers or the guarantors.

If we cannot refinance our loans, or in the event of a default under our secured credit facility, we may have to sell our vessels, which may leave no additional funds for distributions to shareholders
      Under the terms of our credit facility, we are only required to make interest payments during its five year term and are required to repay the principal amount outstanding at maturity in November 2009. Borrowings under our secured credit facility are guaranteed by each of our subsidiaries and are secured by mortgages over all of our vessels, assignments of earnings and insurances, pledges over the shares of our subsidiaries and assignments of our interests in the Charters and our ship management agreements. Whether or not the Charterers renew the Charters, our credit facility will mature in November 2009 and we will be obligated to repay or refinance the principal amount of the loan at that time. There is no assurance that we will be able to repay or refinance this amount. In addition, even if the Charterers renew the Charters for one or more of our vessels, but we are unable to refinance our credit facility on acceptable terms, we may be forced to attempt to sell our vessels. If interest rates are higher than current rates at the time we seek to refinance our credit facility, such higher rates could prevent our ability to complete a refinancing or could adversely impact our future results, including the amount of cash available for future dividends. In such event, we may conclude that such a refinancing is not on acceptable terms. In addition, in the event of a default under our credit facility all of our vessels could be sold to satisfy amounts due to the lenders under our credit facility. Depending on the market value for our vessels at the time, it is possible that after payment of the amounts outstanding under our credit facility there would not be any funds to distribute to our shareholders. In addition, under our bye-laws, any sale of a vessel would require the approval of at least a majority of our shareholders voting at a meeting.
      Because we intend to distribute dividends to our shareholders in an amount substantially equal to our charterhire, less cash expenses and any cash reserves established by our board of directors, we do not believe we will be able to repay our credit facility at the end of five years without selling some or all of our vessels. As a result, we believe we will be required to refinance the borrowing under our credit facility at or prior to its maturity.

Our Charters expire in 2009, unless extended at the option of the Charterers, and we may not be able to recharter our vessels profitably
      Each of our Charters expires in November 2009, approximately five years after the date of delivery of each vessel to us unless extended at the option of the applicable Charterer for up to three additional one-year periods. Each of the Charterers has the sole discretion to exercise that option. We cannot predict whether the Charterers will exercise any of their extension options under one or more of the Charters. The Charterers will not owe any fiduciary or other duty to us or our shareholders in deciding whether to exercise the extension option, and the Charterers’ decision may be contrary to our interests or those of our shareholders.
      We cannot predict at this time any of the factors that the Charterers will consider in deciding whether to exercise any of their extension options under the Charters. It is likely, however, that the Charterers would consider a variety of factors, which may include the age and specifications of the particular vessel, whether a vessel is surplus or suitable to the Charterers’ requirements and whether competitive charterhire rates are available to the Charterers in the open market at that time.
      If the Charterers decide not to extend our current Charters, we may not be able to re-charter our vessels with terms similar to the terms of our Charters. We may also employ the vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.
      Under our ship management agreements, Northern Marine Management Ltd., a wholly owned subsidiary of Stena, which we refer to as Northern Marine, is responsible for all of the technical and operational management of our vessels for a fixed management fee, increasing 5% annually. Northern Marine has also agreed to indemnify us against specified off hire and reduced hire for our vessels that exceeds five days per year. However, this indemnity only extends to the amount payable to us as Basic Hire and would not extend to any amounts that would otherwise be payable to us as Additional Hire if the vessels were not off hire. Our ship management agreements with Northern Marine may be terminated by either party if the relevant Charter is terminated or expires. If our ship management agreements with Northern Marine were to terminate, we may not be able to obtain similar fixed rate terms or indemnification for off hire and reduced hire periods from another ship manager.
      If we receive lower charter rates under replacement charters, are unable to recharter all of our vessels or we incur greater expenses under replacement management agreements, the amounts available, if any, to pay distributions to our shareholders may be significantly reduced or eliminated.
      Under our Charters, there is no obligation to pay Additional Hire during any period when the obligation to pay Basic Hire is suspended under the Charter if due to technical reasons the vessel is off hire, unless the vessel is off hire as a result of a class condition or recommendation determined by the vessel’s classification society during the inspection of the vessel undertaken by us in connection with the purchase of the vessel and such condition or recommendation cannot be remedied or complied with during a regularly scheduled drydocking without increasing the duration of such drydocking.

Because we are a recently formed company, our historical financial and operating data may not be representative of our future results
      We are a recently incorporated company. The vessels that we purchased from Concordia were delivered to Concordia in 2001 and the vessels that we purchased from Stena were delivered to Stena in the first four months of 2004. Our financial statements for the period prior to the completion of our initial public offering on November 10, 2004 are historical predecessor combined carve-out financial statements that have been prepared on a carve-out basis to reflect the historical business activities of Stena and Concordia relating to our vessels. These predecessor financial statements do not reflect the results we would have obtained under our current fixed rate long term charters, ship management agreements and our financing arrangements and in any event are not a meaningful representation of our future results of operations.

Agreements between us, Stena, Concordia and their other affiliates may be less favorable than agreements that we could obtain from unaffiliated third parties
      The Charters, the ship management agreements and the other contractual agreements we have with Stena, Concordia and their affiliates were made in the context of an affiliated relationship and were negotiated in the overall context of the initial public offering of our shares, the purchase of our vessels and other related transactions. Stena and Concordia are affiliates. Stena is wholly owned by members of the Sten A. Olsson family. Members of the Sten A. Olsson family also own, as of December 31, 2004, approximately 52% of the share capital of Concordia which represents approximately 73% of the voting rights in Concordia. Because we were, prior to our initial public offering, a jointly owned subsidiary of Stena and Concordia, the negotiation of the Charters, the ship management agreements and our other contractual arrangements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm’s-length negotiations with unaffiliated third parties for similar services.

Stena and Concordia’s other business activities may create conflicts of interest
      Under the Charters, we are entitled to receive variable Additional Hire whether the vessel is subchartered by the applicable Charterer under a time charter or on the spot market. Additional Hire in the case of trading in the spot market is calculated with reference to average spot market rates on designated routes which are the routes traditionally served by our vessel types. Additional Hire in the case of time charters is calculated with reference to the amount received by the Charterer, net of specified expenses. Although the formula for calculating Additional Hire was designed to reduce potential conflicts of interest, because Stena and Concordia also own or manage other vessels in addition to our fleet which are not included in the Additional Hire calculation, conflicts of interest may arise between us and Stena and Concordia in the allocation of chartering opportunities that could reduce our Additional Hire.

Concordia and Stena are able to influence the Company, including the outcome of shareholder votes
      Concordia and Stena directly and indirectly owned an aggregate of approximately 14.4% of our outstanding common shares as of February 10, 2005. As a result of their share ownership and for so long as either Concordia or Stena directly or indirectly owns a significant percentage of our outstanding common shares, Concordia and Stena are able to influence the Company, including the outcome of any shareholder vote, such as the election of directors.

We are leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility
      We have a secured credit facility under which we have borrowed approximately $135 million to finance a portion of the cash purchase price for our vessels. We are required to apply a substantial portion of our cash flow from operations to the payment of interest on borrowings under the facility. Our credit facility, which is secured by, among other things, mortgages on our vessels, pledges of our time charters and the shares of our vessel owning subsidiaries and assignments of earnings and insurances, requires that we comply with various operating covenants and maintain certain financial ratios including that the market value of our vessels exceeds 125% of the total facility amount outstanding and that the market value of our vessels exceeds 140% of our borrowings in order for us to pay dividends. The facility also requires that Northern Marine remain as technical manager for our vessels.
      We have a floating rate of interest under our secured credit facility. However, we have entered into an interest rate swap agreement that effectively fixes the interest rate at approximately 4.8% per year through maturity of the facility in November 2009. By utilizing this interest rate swap, we potentially forego benefits that might result from declines in interest rates.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations
      We are a holding company, and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our vessels, and payments under our Charters are made to our subsidiaries. As a result, our ability to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Bermuda law which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends unless we obtain funds from other sources. We cannot assure you that we will be able to obtain funds from other sources.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders
      A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
      Based on our method of operation, we do not believe that we were a PFIC for our most recent taxable year or that we will become a PFIC with respect to any future taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
      There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.
      If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Internal Revenue Code of 1986, as amended, such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. See “Item 10. Additional Information — Taxation — Tax Consequences to Holders — United States Federal Income Tax Consequences to Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow
      Unless exempt from U.S. federal income taxation, a foreign corporation is subject to U.S. federal income taxation at a rate of 4% on 50% of its shipping income that is attributable to transportation that begins or ends in the United States. Shipping income will be exempt from U.S. federal income taxation if, with respect to each specified category of shipping income, including time chartering income: (1) the foreign corporation generating the income is organized in a foreign country that grants an “equivalent exemption” to U.S. corporations and (2) either (A) our common shares are “primarily and regularly traded on an established securities market,” as determined under complex applicable U.S. Treasury regulations, in that same foreign country, in the United States or in another country that grants an “equivalent exemption” to U.S. corporations or (B) more than 50% of the value of our shares is treated as owned, directly or indirectly, for at least half of the number of days in the taxable year by one or more “qualified shareholders,” as defined under applicable U.S. Treasury regulations. See “Item 10. Additional

Information — Taxation — Taxation of the Company” for a more comprehensive discussion of these rules and the U.S. federal income tax consequences to us if our time chartering income fails to qualify for the exemption from U.S. federal income taxation.
      Bermuda, our country of organization, is a foreign country that grants an “equivalent exemption” to U.S. corporations with respect to time chartering income. In addition, our common shares are currently “primarily and regularly traded” on the New York Stock Exchange, which is an established securities market in the United States. Therefore, we believe that our time chartering income qualifies for the exemption from U.S. federal income taxation. Our qualification for the exemption, however, is based upon certain complex factual determinations that are not completely within our control and, therefore, there can be no assurance that we will qualify for the exemption either now or in the future. If we were not to qualify for the exemption, our cash available for distributions to shareholders would be correspondingly reduced.

U.S. investors who own our common shares may have more difficulty in protecting their interests than U.S. investors who own shares of a Delaware corporation
      The Companies Act 1981 of Bermuda, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.
      Interested Directors. Bermuda law and our bye-laws provide that a transaction entered into by us in which a director has an interest will not be voidable by us and such director will not be liable to us for any profit realized pursuant to such transaction as a result of such interest, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing, to the directors. In addition, our bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which that director has an interest following a declaration of the interest pursuant to the Companies Act, provided that the director is not disqualified from doing so by the chairman of the meeting. Under Delaware law such transaction would not be voidable if:

•	the material facts as to such interested director’s relationship or interests were disclosed or were known to the board of directors and the board had in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors;

•	such material facts were disclosed or were known to the stockholders entitled to vote on such transaction and the transaction was specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•	the transaction was fair as to the corporation as of the time it was authorized, approved or ratified.
      Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.
      Shareholders’ Suits. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, Bermuda courts ordinarily would be expected to follow English case law precedent which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to the company where an act is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Consideration would also be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action.

      Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.
      Indemnification of Directors. We may indemnify our directors or officers or any person appointed to any committee by the board acting in their capacity as such against all actions, costs, charges, losses, damages and expenses incurred or sustained by such person by reason of any act done, concurred in or omitted in or about in the conduct of our business, or in the discharge of his or her duties, provided that such indemnification shall not extend to any matter in which any of such persons has committed fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not be opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

Bermuda law and our bye-laws permit our board of directors to establish preference shares having terms which could reduce or eliminate dividends payable to our common shareholders
      Bermuda law and our bye-laws permit our board of directors to issue preference shares with dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be determined by resolution of the board without shareholder approval. Such preference shares could have terms that provide for the payment of dividends prior to the payment of dividends in respect of the common shares. As a result, the issuance of these preference shares could reduce or eliminate dividends payable to common shareholders.

Our bye-laws restrict shareholders from bringing certain legal action against our officers and directors
      Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We have anti-takeover provisions in our bye-laws that may discourage a change of control
      Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide for:

•	a classified board of directors with staggered three-year terms, elected without cumulative voting;

•	directors only to be removed for cause and only with the affirmative vote of holders of at least 80% of the common shares issued and outstanding;

•	advance notice for nominations of directors by shareholders and for shareholders to include matters to be considered at annual meetings;

•	our board of directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval; and

•	a requirement that amalgamations, sales of assets and certain other transactions with persons owning 15% or more of our voting securities, which we refer to as interested shareholders, be approved by holders of at least 66% of our issued and outstanding voting shares not owned by the interested shareholder, subject to certain exceptions.

      These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.
INDUSTRY SPECIFIC RISK FACTORS

The highly cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings
      If the tanker industry, which has been highly cyclical, is depressed in the future when our Charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may decrease. Our ability to recharter our vessels on the expiration or termination of the Charters and the charter rates that we may receive under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market at that time.
      Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. For example, charter rates and vessel values were at a high level during 2004. Charter rates declined from that high level during the first quarter of 2005, and have subsequently further declined. There can be no assurance that charter rates and vessel values will not decline from current levels.
      Our vessels are operated under time charters with the Charterers. We receive a fixed minimum daily base charter rate and may receive Additional Hire under the Charters. Additional Hire, if any, is paid quarterly in arrears. The amount of Additional Hire is subject to variation depending on the charterhire received by the Charterers under time charters, spot charters and on general tanker market conditions. The amount of Additional Hire that we may earn is based on a formula for assumed voyage routes and expenses that we agreed to with the Charterers. The payment of Additional Hire, if any, has no correlation to our potential future time charter equivalent earnings. If a vessel is off-hire, that vessel is not eligible to earn Additional Hire during the off-hire period. We cannot assure you that we will receive Additional Hire for any quarter other than in the case of the Charters for the V-MAX tankers which are currently sub-chartered to Sun International until June 2007 and September 2007.

Factors beyond our control may adversely affect the value of our vessels
      The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the value of our vessels. The factors that influence the demand for tanker capacity include:

•	demand for oil and oil products, which affect the need for tanker capacity;

•	global and regional economic and political conditions which among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

•	changes in the production of crude oil, particularly by OPEC and other key producers, which impact the need for tanker capacity;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

•	environmental concerns and regulations;

•	weather; and

•	competition from alternative sources of energy.

      The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels; and

•	the number of vessels that are out of service.

An over supply of new vessels may adversely affect charter rates and vessel values
      If the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. In addition, the total newbuilding order book for vessels with capacity of 20,000 dwt or more scheduled to enter the fleet through 2008 currently equals 27% of the existing fleet and we cannot assure you that the order book will not increase further in proportion to the existing fleet. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business
      Additional attacks like those of September 11, 2001 or longer-lasting war or international hostilities, including those currently underway in Iraq and the Middle East, could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect our ability to recharter our vessels on the expiration or termination of the Charters and the charter rates payable under any renewal or replacement charters. We conduct our operations outside the United States, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

The value of our vessels may fluctuate and adversely affect our liquidity and may result in breaches under our credit facility
      Tanker values have generally experienced high volatility. Investors can expect the fair market value of our tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels and other modes of transportation. In addition, although our Panamax and Product tankers were built in 2004 and our V-MAX tankers were built in 2001, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels at the termination of their Charters or earlier at the time of any sale, which during the term of the Charters will require the consent of the Charterer and the lenders under our credit facility. Our credit facility requires that in the event of the sale or loss of a vessel the facility must be repaid so that the amount outstanding does not exceed 60% of the value of our remaining vessels. Declining tanker values could adversely affect our ability to refinance our credit facility at its maturity in November 2009 and thereby adversely impact our business and operations and liquidity. Due to the cyclical nature of the tanker market, if for any reason we sell tankers at a time when tanker prices have fallen, the sale may be at less than the tanker’s carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

We operate in the highly competitive international tanker market which could affect our position if the Charterers do not renew our Charters
      The operation of tanker vessels and transportation of crude oil and petroleum products are extremely competitive. Competition arises primarily from other tanker owners, including major oil companies, as well as independent tanker companies, some of which have substantially larger fleets and substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our Charters with the Charterers we are not exposed to the risk associated with this competition. However, if the Charterers do not renew the Charters in 2009, we will have to compete with other tanker owners, including major oil companies and independent tanker companies for charterers. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets than us, which could result in our achieving lower revenues from our vessels.

Compliance with environmental laws or regulations may adversely affect our business
      The shipping industry is affected by numerous regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. We believe our tankers, four of which were built in 2004 and two of which were built in 2001, are maintained in compliance with present regulatory and class requirements relevant to areas in which they operate, and are operated in compliance with applicable safety and environmental laws and regulations. However, regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require significant capital expenditures be incurred on our vessels to keep them in compliance. Although the Charterers will be responsible for all capital expenditures required due to changes in law, classification society or regulatory requirements in an amount less than $100,000 per year per vessel, all other required capital expenditures during the charter period will be split between us and the applicable Charterer based on the remaining charter period and the remaining depreciation period of the vessel, which is calculated as 25 years from the year the vessel was built.

The shipping industry has inherent operational risks, which may not be adequately covered by insurance
      Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to the Charterer, which could impair its ability to make payments to us under our Charters.
      In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Under our ship management agreements, Northern Marine is responsible for obtaining insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurances and war risk insurance. Northern Marine has also obtained off hire insurance in respect of each of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. We cannot assure you that we will be adequately insured against all risks. Under the ship management agreements, Northern Marine performs all technical management, including crewing and providing insurance for a fixed management fee. However, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future in the event our existing Charters are not renewed at the expiration of their terms. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition. In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

Maritime claimants could arrest our tankers, which could interrupt the Charterers’ or our cash flow
      Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the Charterers’ or our cash flow and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet.

Governments could requisition our vessels during a period of war or emergency without adequate compensation
      The government of the United Kingdom, the country under which our Bermuda flagged vessels would fall, could requisition or seize our vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

Rising or high oil prices may affect demand for oil, and subsequently demand for oil tankers may fall.
      Crude oil and oil products are commodities that experience price volatility. Prices for these commodities are set in an open market. We are an independent transporter of cargoes of crude oil and oil products and have no control over the price of the cargoes that we carry. We depend on circumstances where there are suitable cargoes available for our vessels to transport. In a rising or high oil price environment, demand for crude oil and oil products may be reduced, which could reduce demand for our tanker vessels. Such a reduction in demand for our tanker vessels could adversely affect our results of operations, possibly materially.
RISKS RELATED TO OUR COMMON SHARES

If a significant number of our common shares are sold in the market, the market price of our common shares could significantly decline, even if our business is doing well
      The market price of our common shares could decline due to sales of a large number of shares in the market including sales of shares by our large shareholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate.
      Concordia, Stena and Fram Shipping Ltd., which we refer to as Fram, are not eligible to sell their remaining shares until their lock-up agreements expire on August 1, 2005. We have entered into registration rights agreements with them that entitle them to have all or a portion of their remaining shares registered for sale in the public market following that lock-up period. In addition, these shares become eligible for sale into the public market pursuant to Rule 144 under the Securities Act on November 10, 2005. Any sales under Rule 144 would be subject to certain volume and manner of sale limitations prescribed by the Rule.

Item 4:	Information on the Company
History, Development and Organizational Structure
      We were incorporated on September 21, 2004 under the laws of Bermuda as a jointly owned subsidiary of Stena and Concordia, a Swedish company and an affiliate of Stena. Stena is one of the largest privately held companies in Sweden, with over 6,700 employees. Concordia has been involved in the shipping business for over 20 years and its series B shares are publicly traded on the O list of the Stockholm stock exchange under the symbol “CCOR B.”
      On November 10, 2004, we acquired our fleet of six tankers consisting of two V-MAX tankers, two Panamax tankers and two Product tankers. We have six wholly owned subsidiaries, each of which owns one of the tankers in our fleet. We purchased the two V-MAX tankers from subsidiaries of Concordia, the two Product tankers from subsidiaries of Stena and the two Panamax tankers from two companies owned 75% by Stena and 25% by Fram. We acquired the two V-MAX tankers subject to existing sub-charters with Sun International Limited Bermuda, an indirect wholly owned subsidiary of Sunoco, Inc. which we refer to as Sun International. One of these sub-charters expires in June 2007 and the other expires in September 2007.
      The total purchase price for these vessels equaled approximately $426.5 million, consisting of $345.5 million in cash and 4,050,000 common shares that we issued to the sellers. We financed the cash portion of the purchase through our initial public offering and borrowings under our secured credit facility. The 4,050,000 shares issued to the sellers were valued at $81 million, based on the initial public offering price of $20.00 per share. An aggregate of 1,717,500 of the shares issued to the vessel sellers were sold in our initial public offering in connection with the underwriters’ exercise of their over-allotment option. We did not receive any of the proceeds from the sale of these shares.
      We have chartered our two V-MAX tankers to two wholly owned subsidiaries of Concordia, which have currently sub-chartered those tankers to Sun International. We have chartered our two Panamax tankers and two Product tankers to Stena Bulk AB, a wholly owned subsidiary of Stena. We refer to these two Concordia subsidiaries and Stena Bulk AB collectively, as the Charterers. Our purchase of the V-MAX tankers from subsidiaries of Concordia and our chartering of these vessels back to these Concordia subsidiaries do not affect the existing fixed rate sub-charters with Sun International. The Charters have five-year terms with three one-year options exercisable by the Charterers. The Charters provide for a fixed base charter rate and the potential to earn Additional Hire. Each of our wholly owned subsidiaries has also entered into a fixed rate ship management agreement with Northern Marine Management Ltd., a wholly owned subsidiary of Stena which we refer to as Northern Marine, to provide for the operation and maintenance of each of our vessels.
      We believe that our fleet is one of the youngest in the world with an average age of approximately 1.6 years compared to the world average of 12.3 years for all tankers according to Clarkson Research Studies Ltd. The two V-MAX tankers are approximately three years old and the Panamax and Product tankers are newbuildings that were delivered in the first four months of 2004. All of our tankers have double hulls and are of very high quality.
Strategy
      Our strategy is designed to generate stable and generally predictable cash flow through long-term fixed rate charters which reduces our exposure to volatility in the market for seaborne oil and oil product transportation. We intend to pay dividends in accordance with our dividend policy. The following are the key elements of our strategy:

•	Acquire high quality tankers. Our two V-MAX tankers were built in 2001 and our four other tankers were completed in the first four months of 2004. All of our tankers have double hulls and have been designed to provide more efficient transportation of oil and oil products compared to other standard ship designs. We will consider acquiring additional tankers in the future. Any such acquisition will require additional financing and the consent of our lenders under our credit facility.

•	Time charter our tankers to experienced charterers. We time charter our tankers to subsidiaries of Stena and Concordia. Stena and Concordia have agreed to guarantee their respective subsidiaries’ obligations under the Charters. Stena operates a fleet of oil tankers. Stena’s current customers for its fleet of owned and chartered-in tankers include major oil companies such as ChevronTexaco Corporation, the Royal Dutch/ Shell Group of Companies, ConocoPhillips and BP p.l.c. The two V-MAX tankers in our fleet were owned by Concordia and chartered to Sun International since their delivery.

•	Charter our tankers under long term fixed rate charters. Our existing Charters are designed to generate stable and generally predictable cash flow and reduce our exposure to the volatility in tanker spot rates for a five year period while preserving an opportunity to earn Additional Hire during favorable market conditions. The charterhire payable to us under our Charters will increase annually by an amount equal to the annual increase in the fees payable by us under the ship management agreements.

•	Arrange for ship management contracts with an experienced ship manager. We have entered into ship management contracts with Northern Marine for each of our vessels. Under these agreements, Northern Marine has assumed all responsibilities for the technical management of the vessels, including crewing, maintenance, repair, drydocking and insurance for a fixed daily fee per vessel which increases 5% annually. In addition, Northern Marine has agreed to indemnify us for our loss of Basic Hire in the event, for circumstances specified under the Charters, the vessel is off hire or receiving reduced hire for more than five days during any twelve month period, net of amounts received from off hire insurance. These arrangements are designed to provide stable and generally predictable operating costs for our fleet.
Competitive Strengths
      We believe that our fleet, together with our contractual arrangements with the Charterers and Northern Marine, give us a number of competitive strengths, including:

•	one of the youngest fleets of tankers in the world;

•	diversified exposure to three segments of the tanker market;

•	two unique V-MAX tankers;

•	vessels managed by Northern Marine, which we believe is one of the industry’s most qualified vessel managers;

•	fixed rate, five-year time charters intended to provide stable and generally predictable cash flow, reducing our exposure to volatility in tanker spot rates and preserving the opportunity to earn additional revenue; and

•	fixed operating costs under our ship management agreements.

Our Fleet
      The summary of the material terms of the memoranda of agreement in the following section does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the memoranda of agreement. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire memoranda of agreement for each vessel listed as an exhibit to this report.
      We acquired our six tankers from Stena, Concordia and Fram concurrently with the completion of our initial public offering on November 10, 2004. The following chart summarizes certain information about our fleet.

Vessel Type	Year Built	Dwt	Flag

V-MAX
Stena Victory	2001	314,000	Bermuda
Stena Vision	2001	314,000	Bermuda
Panamax
Stena Companion	2004	72,000	Bermuda
Stena Compatriot	2004	72,000	Bermuda
Product
Stena Concord	2004	47,400	Bermuda
Stena Consul	2004	47,400	Bermuda
      All of the tankers we acquired have double hulls and are of very high quality. These tankers are fitted with long-term planned maintenance software programs so that all routine machinery adjustments are done effectively and with minimal disruption in service.
      Our V-MAX tankers were designed by Stena and Concordia to provide more efficient transportation and increased safety over standard VLCCs. The body of our V-MAX tankers is wider than a conventional VLCC. This enables the vessels to carry more cargo at a shallower draft, which lowers transportation costs. Our V-MAX tankers also have two rudders and propellers which improve vessel maneuverability and port access. These tankers have been designed for a structural fatigue life of 40 years. Our V-MAX tankers typically load crude oil in West Africa and discharge in Philadelphia, which is a port that cannot be accessed by conventional VLCCs.
      Our Panamax tankers have fully epoxy coated tanks and a tank design that permit the vessels to change from transporting dirty to clean petroleum products faster than a standard vessel of this class. Our Panamax tankers also have integrated bridge systems, unique in vessels of this class, that provide increased efficiency, safety, visibility, communication and maneuvering capabilities to the bridge team navigating the vessel. Our Panamax tankers typically trade in the North, South and Central Americas primarily carrying crude oil but also dirty products.
      Our Product tankers have one of the most efficient designs for vessels in this class with 10 completely independent multiple-grade cargo segregations providing increased flexibility over the six segregations standard in Product tankers. Compared to standard vessels in this class, our Product tankers also have more powerful engines that provide flexibility to respond to weather conditions and market demands and a tank design that permits quicker discharge and reduced tank preparation time to load the next cargo. Our Product tankers currently trade primarily in the Caribbean and the Transatlantic and primarily carry clean products such as gasoline, diesel and jetfuel.
      We acquired our tankers from Concordia, Stena and Fram pursuant to memoranda of agreement that we executed in October 2004. The total purchase price for these vessels was approximately $426.5 million, which we financed through our initial public offering and borrowings under our secured credit facility, and the issuance of 4,050,000 common shares to subsidiaries of Concordia and Stena and two companies owned by Stena and Fram. Each of our subsidiaries has acquired one of the vessels for the percentage of the cash portion of the aggregate purchase price set forth below. We are the borrower under our secured credit facility and the borrowings are guaranteed by each of our subsidiaries.

Vessel	% of Purchase Price

Stena Vision	28.2%
Stena Victory	28.2%
Stena Companion	11.5%
Stena Compatriot	11.5%
Stena Concord	10.3%
Stena Consul	10.3%
      Under the memoranda of agreement, the sellers of the vessels warranted to us that the vessels were delivered to us free of damage affecting the vessel’s classification (other than the Stena Concord as set forth below) and with its classification certificates and national certificates. The sellers also warranted to us that the vessels were sold to us free from all charters (except for the two V-MAX tankers which are chartered to Sun International), encumbrances, mortgages and maritime liens or any other debts whatsoever. In addition, the sellers have agreed to indemnify us against all consequences of claims made against the vessels which were incurred prior to the time of delivery.
      We inspected each of the vessels and its records in connection with our purchase. At the time of purchase, the Stena Concord had conditions of class from its classification society relating to localized hull bottom structural damage in the two forward-most ballast tanks. The conditions of class require that the damage be repaired at the next regularly scheduled drydocking of the vessel, which we expect will take place in August 2006. Under our ship management agreement relating to the Stena Concord, Northern Marine is responsible for repairing this condition at its own cost.
      Our ship management agreements provide for indemnification for Basic Hire in the event a vessel is offhire for circumstances specified under the Charters for more than five days during any twelve month period (net of amounts received by us from offhire insurance) and our Charters provide for the payment of Additional Hire if the vessel is offhire as a result of a class condition or recommendation determined by a ship’s classification society discovered by us prior to delivery or during the inspection undertaken by us in connection with the purchase of the vessel and such condition or recommendation cannot be remedied or complied with during a regularly scheduled drydocking without increasing the duration of such drydocking.
Charter Arrangements
      The following summary of the material terms of the Charters does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Charters. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Time Charter Party for each vessel listed as an exhibit to this report.
GENERAL
      Our wholly owned subsidiaries have time chartered our vessels to the Charterers under the Charters for five years. Each of the Charters contain three one-year extensions which can be exercised at the option of the Charterers. We have agreed to guarantee the obligations of each of our subsidiaries under the Charters.
      The Charterers are Stena Bulk AB, a wholly owned subsidiary of Stena, and CM V-MAX I Limited and CM V-MAX II Limited, each a wholly owned subsidiary of Concordia.
      Under the Charters, we are required to keep the vessels seaworthy, and to crew and maintain them. Northern Marine performs those duties for us under the ship management agreements described below. If a structural change or new equipment is required due to changes in law, classification society or regulatory requirements, the Charterers will be required to pay for such changes if the cost is less than $100,000 per year per vessel. Otherwise the cost of any such improvement or change will be shared between us and the Charterer of the vessel based on the remaining charter period and the remaining depreciation period of the vessel (calculated as 25 years from the year built). The Charterers are not obligated to pay us charterhire for off hire days which include days a vessel is unable to be in service due to, among other things, repairs or drydockings. Each Charter also provides that the Basic Hire will be reduced if the vessel does not achieve the performance specifications set forth in the Charter. However, under the ship management agreements described below, Northern Marine will reimburse us for any loss of or reduction in Basic Hire, in excess of five days during any twelve-month period following the date the vessels are delivered to us, net of any proceeds we receive from our off-hire insurance.
      The terms of the Charters do not provide the Charterers with an option to terminate the Charter before the end of its term. However, the Charters may terminate in the event of the total loss or constructive total loss of a vessel. In addition, each Charter provides that we may not sell the related vessel without the Charterer’s consent, which consent may be withheld at the Charterer’s sole discretion.
      The two V-MAX tankers that we have chartered to subsidiaries of Concordia are currently chartered to Sun International, an indirect wholly owned subsidiary of Sunoco. Our purchase of the V-MAX tankers from the subsidiaries of Concordia and our chartering of these vessels back to these Concordia subsidiaries did not affect the existing fixed rate charters with Sun International. Sunoco does not guarantee Sun International’s obligations under the charters. If Sun International defaults under these charters, the subsidiaries of Concordia will continue to be obligated under the terms of the Charters with us. Concordia has agreed to guarantee the performance of its subsidiaries under the Charters, including payment of charterhire.
      Upon expiration of the Sun International charters, which are scheduled to expire 30 days before or after June 2007 for one charter and 30 days before or after September 2007 for the other, if Sun International does not extend a charter with Concordia at a time charter rate at least equal to the Basic Hire under our charters with Concordia, we will have the option to terminate that charter with Concordia on 60 days prior notice until one year following the expiration of the Sun International charters, unless Concordia has (a) entered into new time charters for each of the vessels at a time charter rate at least equal to the Basic Hire under our charters with Concordia for the remainder of the charter period with a company (or its subsidiary) having a credit rating of “BBB” or higher from Standard & Poor’s Rating Services or “Baa2” or higher from Moody’s Investors Service, Inc. or (b) provided cash collateral initially in an amount equal to $7.5 million per charter, decreasing quarterly thereafter pro rata, as security for its payment obligations under the Charter. If we terminate a charter with Concordia as described above, Stena has agreed to cause Stena Bulk to charter from us the V-MAX tanker previously subject to that charter at a time charter rate equal to the Basic Hire under that charter for the remainder of the charter period, and otherwise on the terms and conditions of that charter and to guarantee the obligations of Stena Bulk under the new charter with us.
      The vessels that we have time chartered to Stena Bulk are not currently subject to any time charters. Stena has agreed to guarantee the performance of Stena Bulk under the Charters, including payment of charterhire.
BASIC HIRE
      The daily base charter rate for each of our vessels, which we refer to as Basic Hire, is payable to us monthly in advance and will increase annually by an amount equal to the annual increase in the fee payable under the applicable ship management agreement. The Basic Hire under the Charters for each vessel type during each charter year is set forth below. The first charter year commenced on November 10,

2004 and will end on November 10, 2005. Each subsequent charter year will begin on November 11 of the applicable year and end on the subsequent November 10.

Charter Year	V-MAX	Panamax	Product

1	$35,700	$17,400	$15,500
2	$36,075	$17,688	$15,765
3	$36,469	$17,989	$16,043
4	$36,882	$18,306	$16,335
5	$37,316	$18,639	$16,642
Option year 1	$37,772	$18,989	$16,964
Option year 2	$38,251	$19,356	$17,303
Option year 3	$38,753	$19,741	$17,658
      The related ship management agreement provides that Northern Marine will reimburse us for any reduced hire or off-hire if the total of the reduced hire and off-hire days as specified in the ship management agreement exceeds five days during each twelve-month period following the date the vessels are delivered to us to ensure that we receive a total of 360 days of Basic Hire for each vessel during that period. However, there is no obligation on the part of Northern Marine to compensate us for lost Additional Hire as a result of any off-hire periods.
ADDITIONAL HIRE
      In addition to the Basic Hire, the Charterers have agreed to pay us quarterly in arrears an additional payment, which we refer to as the Additional Hire. Under the Charters, the Additional Hire, if any, in respect of each of our vessels, is payable on the 25th day following the end of each calendar quarter.
      The Additional Hire, if any, payable in respect of a vessel, other than the V-MAX tankers as described below, for any calendar quarter will be an amount equal to 50% of the Weighted Average Hire for the quarter after deduction of the Basic Hire in effect for that quarter. The Weighted Average Hire is defined as a daily rate equal to the weighted average of the following amounts:

•	a weighted average of the time charter hire per day received by the Charterer for any periods during the Calculation Period that the vessel is subchartered by the Charterer under a time charter, less ship broker commissions paid by the Charterer in an amount not to exceed 2.5% of such time charter hire and commercial management fees paid by the Charterer in an amount not to exceed 1.25% of such time charter hire; and

•	the Time Charter Equivalent Hire, calculated as described below, for any periods during the Calculation Period that the vessel is not subchartered by the Charterer under a time charter.
      For each Calculation Period, these amounts will be weighted based on the number of days the vessel was subchartered by the Charterer under a time charter during the Calculation Period and the number of days the vessel was not subchartered by the Charterer under a time charter during the Calculation Period. There is no obligation to pay Additional Hire during any period when the obligation to pay Basic Hire is suspended under the Charter if due to technical reasons the vessel is off hire unless the vessel is off hire as a result of a class condition or recommendation determined by the vessel’s classification society discovered by us prior to delivery or during the inspection undertaken by us in connection with the purchase of the vessel and such condition or recommendation cannot be remedied or complied with during a regularly scheduled drydocking without increasing the duration of such drydocking.
      The Calculation Period is the twelve month period ending on the last day of each calendar quarter, except that in the case of the first three full calendar quarters following the commencement of our Charters, the Calculation Period is the three, six and nine month periods, respectively, ending on the last day of such calendar quarter and the first calendar quarter also included the period from the date of the commencement of our Charters to the commencement of the first full calendar quarter.

      If the Weighted Average Hire calculated for any calendar quarter (or portion thereof), is equal to or less than the Basic Hire for the same period, the Additional Hire for that quarter will be zero. However, if at the end of any calendar quarter, the deduction of the Basic Hire from the Weighted Average Hire would result in a negative amount in respect of any vessel, a Charterer will have the right to use 50% of that negative amount to reduce any Additional Hire payable by that Charterer for the same quarter in respect of any of our other vessels chartered by that Charterer.
      In the case of the current sub-charters with Sun International, we will receive Additional Hire equal to the difference between the amount paid by Sun International under its time charters and the Basic Hire, less ship broker commissions paid by the Charterer in an amount not to exceed 2.5% of the charterhire received by the Charterer and commercial management fees paid by the Charterer in an amount not to exceed 1.25% of the charterhire received by the Charterer. We immediately began earning Additional Hire under the V-MAX tanker charters because these vessels are currently sub-chartered to Sun International by subsidiaries of Concordia for approximately three additional years for an amount per day in excess of the Basic Hire payable to us in respect of these vessels.
      The Charters were amended in April 2005, to clarify the amount of Additional Hire, if any, payable for each of the first three full calendar quarters following the date our vessels were delivered to us. For each such calendar quarter, Additional Hire, if any, will be adjusted by deducting from the amount of Additional Hire calculated for such calendar quarters any Additional Hire paid since the date our vessels were delivered to us. If, after such deduction, the Additional Hire payable for such quarter is equal to or less than zero, then no Additional Hire will be payable for such quarter. In the case of the third full calendar quarter, if the deduction of previously paid Additional Hire results in a negative amount, such negative amount may be used by the Charterers to reduce future Additional Hire until such negative amount has been reduced to zero. We were paid $2.5 million in Additional Hire for the 51-day period from November 10, 2004 through December 31, 2004, and $2.2 million in Additional Hire for the first quarter of 2005. Through March 31, 2005, Additional Hire for each quarter has been greater than zero.
      The Time Charter Equivalent Hire referred to above is a weighted average of day rates calculated using the parameters set forth below, which we call the Daily Value. The Daily Value is calculated using average spot rates expressed in Worldscale Points determined by a shipbrokers panel for the routes specified below which are the routes on which our vessel types are generally traded. We refer to these rates as the Average Spot Rates and we refer to these routes as the notional routes. Daily Value is determined as follows:

•	multiplying the Average Spot Rate expressed in Worldscale Points by the applicable Worldscale flat rate and multiplying that product by the cargo size for each vessel type to calculate freight income;

•	subtracting voyage costs consisting of brokerage commissions of 2.5% and commercial management fees of 1.25%, bunker costs and port charges to calculate voyage income; and

•	dividing voyage income by voyage duration, including time in port, to calculate the Daily Value.
      The Time Charter Equivalent Hire is then determined as a weighted average of the Daily Values calculated for each of the notional routes for each of our vessel types. In the case of the V-MAX tankers an amount equal to 10% of such weighted average is added to the Time Charter Equivalent Hire to adjust for the additional cargo capacity of V-MAX tankers as compared to a standard VLCC.
      The shipbrokers panel, which we call the Brokers Panel, is the Association of Shipbrokers and Agents Tanker Broker Panel. We can change the panel of brokers to a new panel mutually acceptable to us and the Charterer. On the last day of each calendar quarter and on the expiration date of the Charter, we and the Charterer will instruct the Brokers Panel to determine for each notional route the Average Spot Rate over any periods during the Calculation Period that a vessel is not subchartered by the Charterer under a time charter. If Worldscale ceases to be published, the Brokers Panel will use its best judgment in determining the nearest alternative method of assessing the market rates on the specified voyages.

      We instruct the Brokers Panel to deliver their determination of the Average Spot Rates no later than the fifth business day following the instruction to make such determination. The costs of the Brokers Panel are shared equally between us and the Charterer. For each Calculation Period, the Charterer will calculate the amount of Time Charter Equivalent Hire and the amount of Additional Hire payable, if any, and deliver such calculation to us no later than the fifth business day following the date on which the Charterer receives the determination of Average Spot Rates from the Brokers Panel. These determinations of the Brokers Panel are binding on us and the Charterer.
      The notional routes and the weighting to be applied to each route in calculating the Time Charter Equivalent Hire is as follows:

Product tankers

Skikda to Rotterdam with 30,000 tons clean (25% weight)
Rotterdam to New York with 33,000 tons clean (25% weight)
Curacao to New York with 30,000 tons clean (50% weight)

Panamax tankers

Curacao to New York with 50,000 tons dirty (50% weight)
Augusta to Houston with 50,000 tons dirty (50% weight)

V-MAX tankers

West-Africa to LOOP with 260,000 tons of crude (50% weight)
Middle East Gulf to LOOP with 265,000 tons of crude (50% weight)
      The notional routes are intended to represent routes on which Product tankers, Panamax tankers and VLCCs are typically used. If during the term of the Charter, in the Charterer’s reasonable opinion, these routes cease to be used by Product tankers, Panamax tankers or VLCCs, or the assumptions regarding bunkering ports for purposes of determining bunker prices cease to be applicable, the Charterer may, with our consent, which we may not unreasonably withhold, instruct the Brokers Panel to substitute alternative notional routes and bunkering ports that most closely match the routes and bunkering ports typically used by Product tankers, Panamax tankers or VLCCs and to apply appropriate weights to such routes.
      If in the Charterer’s reasonable opinion it becomes impractical or dangerous, due to war, hostilities, warlike operations, civil war, civil commotion, revolution or terrorism for Product tankers, Panamax tankers and VLCCs to operate on the notional routes, the Charterer may request our agreement, which we may not unreasonably refuse, for the Daily Value to be determined during the period of such danger or restriction of trading using Average Spot Rates determined by the Brokers Panel for alternative notional routes proposed by the Charterer that reasonably reflect realistic alternative round voyage trade for Product tankers, Panamax tankers and VLCCs during the period of such danger or restriction of trading. In such event, the Time Charter Equivalent Hire will be calculated using the Daily Value for such alternative routes and applying such weights as determined by the Charterer.
      Additional details on the calculation of Time Charter Equivalent Hire are set forth below:

•	Calculation of freight income. The freight income for each notional route is calculated by multiplying the Average Spot Rate for such route, as supplied by the Brokers Panel, by the Worldscale flat rate for such route as set forth in the New Worldwide Tanker Nominal Freight Scale issued by the Worldscale Association and current for the relevant period and then multiplying such product by the cargo size for such route.

•	Calculation of voyage income. The voyage income for each notional route is calculated by deducting from the freight income for such route ship broker commissions equal to 2.5% of the freight income, commercial management fees equal to 1.25% of the freight income, the port charges and bunker costs (equal to the bunkers used multiplied by the bunkers prices) specified below for each vessel. Bunkers used are determined based on speed, distance and consumption of bunkers at sea and in port.

•	Calculation of voyage duration. The voyage duration for each notional route is calculated using the distance, speed and time in port specified below for each vessel.

•	Data used in calculations. The following data is used by the Charterer in the above calculations:

Bunkers in port.
      For Product tankers: loading 13 tons per day; idling 5 tons per day; discharging 25 tons per cargo.
      For Panamax tankers: loading 15 tons per day; idling 6 tons per day; discharging 50 tons per cargo; heating cargo in laden condition of 15 tons per day.
      For V-MAX tankers: loading 12 tons per day; idling 3 tons per day; discharging 145 tons per day.

Bunker prices.
      For Product tankers and Panamax tankers: the mean of the average prices during the quarter for Marine Fuel Oil grade IFO 380 CST prevailing at Houston, New York and Curacao as published by Platts Bunkerwire, or similar publication, plus barge delivery charges in amount equal to the average barge delivery charges in the applicable port over the prior twelve-month period.
      For V-MAX tankers: the mean of the average prices during the quarter for Marine Fuel Oil grade IFO 380 CST prevailing at Curacao and Fujairah as published by Platts Bunkerwire, or similar publication, plus barge delivery charges in amount equal to the average barge delivery charges in the applicable port over the prior twelve-month period.

Port charges.
      The port charges for loading and discharging ports on each notional route are equal to the published tariffs and exchange rates in effect on the last calendar day of the quarter and include all vessel costs for port calls.

Time in port.
      For Product tankers and Panamax tankers: 5.5 days, which are split 2 days loading, 2 days discharging and the balance of the time idling.
      For V-MAX tankers: 7.5 days, which are split 3 days loading, 3 days discharging and the balance of the time idling.

Distance.
      The distance for each notional route is determined according to the “World-Wide Marine Distance Tables” published by Veson Nautical Distance Tables.

Speed and consumption at sea.
      For Product tankers: 14 knots at 39 tons per day in laden condition and 14 knots at 38 tons per day in ballast condition less a steaming allowance of 7.5 percent applied to the speeds to allow for weather and navigation.
      For Panamax tankers: 14 knots at 45 tons per day in laden condition and 14 knots at 43 tons per day in ballast condition less a steaming allowance of 7.5 percent applied to the speeds to allow for weather and navigation.
      For V-MAX tankers: 16.9 knots at 127 tons per day in laden condition and 17.7 knots at 127 tons per day in ballast condition less a steaming allowance of 7.5 percent applied to the speeds to allow for weather and navigation.

Time Charter Equivalent Hire Calculation Illustrations
      The calculations set forth below illustrate hypothetical calculations of Time Charter Equivalent Hire for each vessel type which is used to calculate Additional Hire for any period during a calendar quarter that a vessel is not subchartered by a Charterer under a time charter. For any period during a calendar quarter that a vessel is subchartered by a Charterer under a time charter, Additional Hire is calculated based on the time charter received by the Charterer less Basic Hire in effect for such period and ship broker commissions and commercial management fees paid by the Charterer during such period. The following calculations are provided solely for illustration purposes. You should not consider these calculations as an indication of the amount of Additional Hire, if any, that we may receive for any particular vessel during any particular period.
Product tankers

Skikda to Rotterdam
      Data used:

1) Average Spot Rate (determined by Brokers Panel) = W300

2) Worldscale Flat = $5.66

3) Cargo size = 30,000

4) Voyage duration = 18.06 days

5) Bunker price = $180 per ton

6) Bunkers used = 562.06 tons

7) Port charges = $100,000

8) Calculation of freight income:

1) multiplied by 2) = 3.00 x 5.66 = 16.98 16.98 x 3) 30,000 = 509,400

9) Calculation of voyage income:

Freight income	$509,400
less:
2.50% broker commissions	(12,735)
1.25% commercial management fees	(6,367)
Bunker costs 5) x 6)	(101,170)
Port charges 7)	(100,000)

(220,272)
Voyage income	$289,128

10) Calculation of Daily Value:

9)/4) = $289,128/ 18.06 = $16,009

Rotterdam to New York
      Data used:

1) Average Spot Rate (determined by Brokers Panel) = W300

2) Worldscale Flat = $7.48

3) Cargo size = 33,000

4) Voyage duration = 27.16 days

5) Bunker price = $180 per ton

6) Bunkers used = 912.41 tons

7) Port charges = $88,000

8) Calculation of freight income:

1)multiplied by 2) = 3.00 x 7.48 = 22.44 $22.44 x 3) 33,000 = $740,520

9) Calculation of voyage income:

Freight income	$740,520
less:
2.50% broker commissions	(18,513)
1.25% commercial management fees	(9,256)
Bunker costs 5) x 6)	(164,234)
Port charges 7)	(88,000)

(280,003)
Voyage income	$460,517

10) Calculation of Daily Value:

9)/4) = $460,517/ 27.16 = $16,956

Curacao to New York
      Data used:

1) Average Spot Rate (determined by Brokers Panel) = W300

2) Worldscale Flat = $4.61

3) Cargo size = 30,000

4) Voyage duration = 16.84 days

5) Bunker price = $180 per ton

6) Bunkers used = 515.09 tons

7) Port charges = $60,000

8) Calculation of freight income:

1)multiplied by 2) = 3.00 x 4.61 = 13.83 $13.83 x 3) 30,000 = $414,900

9) Calculation of voyage income:

Freight income	$414,900
less:
2.50% broker commissions	(10,372)
1.25% commercial management fees	(5,186)
Bunker costs 5) x 6)	(92,716)
Port charges 7)	(60,000)

(168,274)
Voyage income	$246,626

10) Calculation of Daily Value:

9)/4) = $246,626/ 16.84 = $14,645

Calculation of Time Charter Equivalent Hire

Daily Value Skikda to Rotterdam x 25%	$4,002
Daily Value Rotterdam to New York x 25%	$4,239
Daily Value Curacao to New York x 50%	$7,323
Time Charter Equivalent Hire	$15,564

Panamax tankers

Curacao to New York
      Data used:

1) Average Spot Rate (determined by Brokers Panel) = W200

2) Worldscale Flat = $4.61

3) Cargo size = 50,000

4) Voyage duration = 16.84 days

5) Bunker price = $180 per ton

6) Bunkers used = 731.96 tons

7) Port charges = $60,000

8) Calculation of freight income:

1)multiplied by 2) = 2.00 x 4.61 = 9.22 $9.22 x 3) 50,000 = $461,000

9) Calculation of Voyage Income:

Freight income	$461,000
less:
2.50% broker commissions	(11,525)
1.25% commercial management fees	(5,762)
Bunker costs 5) x 6)	(131,752)
Port charges 7)	(60,000)

(209,039)
Voyage Income	$251,961

10) Calculation of Daily Value:

9)/4) = $251,961/ 16.84 = $14,962

Augusta to Houston
      Data used:

1) Average Spot Rate (determined by Brokers Panel) = W200

2) Worldscale Flat = $11.70

3) Cargo size = 50,000

4) Voyage duration = 42.66 days

5) Bunker price = $180 per ton

6) Bunkers used = 1868.04 tons

7) Port charges = $80,000

8) Calculation of freight income:

1)multiplied by 2) = 2.00 x 11.70 = 23.40 $23.40 x 3) 50,000 = $1,170,000

9) Calculation of voyage income:

Freight income	$1,170,000
less:
2.50% broker commissions	(29,250)
1.25% commercial management fees	(14,625)
Bunker costs 5) x 6)	(336,247)
Port charges 7)	(80,000)

(460,122)
Voyage income	$709,878

10) Calculation of Daily Value:

9)/4) = $709,878/ 42.66 = $16,640

Calculation of Time Charter Equivalent Hire

Daily Value Curacao to New York x 50%	$7,481
Daily Value Augusta to Houston x 50%	$8,320
Time Charter Equivalent Hire	$15,801

V-MAX tankers

West-Africa to LOOP
      Data used:

1) Average Spot Rate (determined by Brokers Panel) = W67.2

2) Worldscale Flat = $10.83

3) Cargo size = 260,000

4) Voyage duration = 38.02 days

5) Bunker price = $103.27 per ton

6) Bunkers used = 4,222.04 tons

7) Port charges = $120,816

8) Calculation of freight income:

1)multiplied by 2) = 10.83 x 0.672 = $7.27 $7.27 x 3) = $1,890,200

9) Calculation of voyage income:

Freight income	$1,890,200
less:
2.50% broker commissions	(47,255)
1.25% commercial management fees	(23,627)
Bunker costs 5) x 6)	(436,010)
Port charges 7)	(120,816)

(627,708)
Voyage income	$1,262,492

10) Calculation of Daily Value:

9)/4) = $1,262,492/ 38.02 = $33,206

Middle East Gulf to LOOP
      Data used:

1) Average Spot Rate (determined by Brokers Panel) = W67.2

2) Worldscale Flat = $21.64

3) Cargo size = 265,000

4) Voyage duration = 70.80 days

5) Bunker price = $103.27 per ton

6) Bunkers used = 8,385.10 tons

7) Port charges = $42,000

8) Calculation of freight income:

1)multiplied by 2) = 21.64 x 0.672 = $14.54 $14.54 x 3) = $3,853,651

9) Calculation of voyage income:

Freight income	$3,853,651
less:
2.50% broker commissions	(96,341)
1.25% commercial management fees	(48,171)
Bunker costs 5) x 6)	(865,929)
Port charges 7)	(42,000)

(1,052,441)
Voyage income	$2,801,210

10) Calculation of Daily Value:

9)/4) = $2,801,210/ 70.80 = $39,565

Calculation of Time Charter Equivalent Hire

Daily Value West-Africa to LOOP x 50%	$16,603
Daily Value Middle East Gulf to LOOP x 50%	$19,783

$36,386
10% V-MAX adjustment	$3,639
Time Charter Equivalent Hire	$40,025

Ship Management Agreements
      The following summary of the material terms of the ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Ship Management Agreement for each vessel listed as an exhibit to this report.
      Our vessel owning subsidiaries have entered into fixed rate ship management agreements with Northern Marine. Under the ship management agreements, Northern Marine is responsible for all technical management of the vessels, including crewing, maintenance, repair, drydockings, vessel taxes and other vessel operating and voyage expenses. Northern Marine has outsourced some of these services to third-party providers. We have agreed to guarantee the obligations of each of our subsidiaries under the ship management agreements.
      Under the ship management agreements, Northern Marine has agreed to return our vessels in-class and in the same good order and condition as when delivered, except for ordinary wear and tear.
      Northern Marine is also obligated under the ship management agreements to maintain insurance for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and off-hire insurance. Under the ship management agreements, we pay Northern Marine a fixed fee per day per vessel for all of the above services, which increases 5% per year, for so long as the relevant Charter is in place. Under the ship management agreements, Northern Marine has agreed to indemnify us for the loss of the Basic Hire for each of our vessels in the event, for circumstances specified under the Charters, the vessel is off hire or receiving reduced hire for more than five days during any twelve-month period, net of amounts received by us from off-hire insurance. Stena has agreed to guarantee this indemnification by Northern Marine. Both we and Northern Marine have the right to terminate any of the ship management agreements if the relevant Charter has been terminated.
      The daily base operating costs, which are payable by us monthly in advance, for each charter year are set forth below. The first charter year commenced on November 10, 2004 and will end on November 10, 2005. Each subsequent charter year will begin on November 11 of the applicable year and end on the subsequent November 10.

Charter Year	V-MAX	Panamax	Product

1	$7,500	$5,750	$5,300
2	$7,875	$6,038	$5,565
3	$8,269	$6,339	$5,843
4	$8,682	$6,656	$6,135
5	$9,116	$6,989	$6,442
Option Year 1	$9,572	$7,339	$6,764
Option Year 2	$10,051	$7,706	$7,103
Option Year 3	$10,553	$8,091	$7,458
      We have also agreed to pay to Northern Marine an incentive fee for each day a vessel is on hire for over 360 days during any twelve-month period following the date the applicable vessel was delivered to us in amount equal to the Basic Hire for such vessel. If we terminate our ship management agreements with Northern Marine because Northern Marine has failed to perform its obligations under such agreements, Stena has agreed to provide a replacement ship manager to perform the obligations set forth in our ship management agreements on the same terms and for the same fixed amounts payable to Northern Marine.
      Northern Marine provides technical and crewing management and payroll and support sources to the Stena Sphere shipping divisions and approximately 10 other clients, including ChevronTexaco Corporation, Technip Offshore UK and Gulf Marine Management. Northern Marine has offices in Glasgow, Aberdeen,

Mumbai, Kiel, Houston, Manila, Rotterdam and Singapore and has over 4,400 seafarers employed on approximately 90 vessels.
Risk of Loss and Insurance
      Our operations may be affected by a number of risks, including mechanical failure of our vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.
      Northern Marine is responsible for arranging for the insurance of our vessels on terms specified in the ship management agreements and our secured credit facility, which we believe are in line with standard industry practice. In accordance with the ship management agreements, Northern Marine has procured marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. In accordance with the ship management agreements, Northern Marine has also obtained off-hire insurance in respect of each of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.
      We believe that our current insurance coverage is adequate to protect us against the accident-related risks involved in the conduct of our business and that we currently maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that we will be able to obtain adequate insurance coverage at commercially reasonable rates in the future following termination of the ship management agreements.
Inspection by a Classification Society
      Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. All of our tankers have been certified as being “in-class” by the American Bureau of Shipping. The American Bureau of Shipping is a recognized member of the International Association of Classification Societies and has been recognized by Bermuda as an authorized classification society. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

Tanker Industry Overview
      The discussion of tanker industry statistics and charts in this tanker industry overview has been prepared by Poten & Partners. Poten & Partners has confirmed to us that it accurately describes the international tanker market, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Poten & Partners’ methodologies for collecting data, and, therefore, the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.
OVERVIEW
      The tanker industry provides seaborne transportation for the movement of crude oil and refined petroleum products, including naphtha, gasoline, jet fuel/kerosene, gasoil and residual fuel oil. According to Poten & Partners, in order to satisfy global imbalances between supply and demand tankers transport approximately 50% of the world’s crude production and between 15% and 20% of the world’s refined petroleum products. Smaller sized tankers and barges provide intraregional product distribution along coastal areas and rivers.
      The tanker business can be divided between crude oil carriers and refined product carriers, although many tanker owners participate in both segments. Regardless of employment, tankers are either owned by oil companies or independent shipowners as individual, publicly traded and/or government-owned shipping companies. Regardless of ownership, tankers can operate under a variety of contractual arrangements from short-term spot market voyage contracts to long-term time charters to oil companies, oil traders, petroleum product producers, government agencies and even other shipowners. The price for transporting crude oil and refined petroleum products, commonly referred to as tanker freight rates, is set in highly competitive markets, where the balance of demand and supply for particular tonnage is the primary driver.
TANKER TYPES
      The tanker fleet is divided into several categories of vessels, based on their carrying capacity as defined by the vessels deadweight capacity, which is commonly referred to as dwt. The different tanker types as classified by their deadweight capacity are:

•	ULCCs — tankers over 320,000 dwt;

•	VLCCs — tankers from 200,000 to 320,000 dwt;

•	Suezmax tankers — tankers from 120,000 to 200,000 dwt;

•	Aframax/ LR2 tankers — uncoated/coated tankers from 80,000 to 120,000 dwt;

•	Panamax/ LR1 tankers — uncoated/coated tankers from 50,000 to 80,000 dwt;

•	Handy product tankers/ MR tankers — normally coated tankers from 20,000 to 50,000 dwt; and

•	Small tankers — normally coated tankers up to 20,000 dwt
      Crude carriers are either uncoated or partially coated to protect the cargo tanks from the corrosive properties of crude or dirty products, such as residual fuel oils. Coated tankers are those vessels whose cargo carrying tanks are coated to protect the integrity of the cargo that the vessel is carrying. Coated vessels are utilized in the transportation of clean products such as gasoline, jet fuel and gas oil.
TANKER DEMAND
      The volume of crude oil and refined petroleum products transported and the relative distances over which they are transported determines demand for tankers. Tanker demand is generally expressed in ton-miles and is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles). Hence ten metric tons transported one hundred miles is equal to one thousand ton-miles. Tanker demand is determined largely by the state of the world economy and the global need for energy products. The portion of oil in a country’s energy mix and the nation’s degree of self-sufficiency determine import demand. Over time, net importers’ sources of crude oil and refined products can vary considerably, impacting ton-mile demand. As an example, a 250,000 ton crude oil cargo originating in Venezuela bound for the United States would represent approximately 530 million ton-miles. In that example, if a crude oil supply disruption occurred in Venezuela, a replacement crude cargo originating in Saudi Arabia bound for the United States, would require 3.06 billion ton-miles: a six-fold increase.
      Other factors affecting demand include relative levels of inventories of crude oil and refined petroleum products, political events, conflicts between nations and unexpected variations in weather.
WORLD OIL DEMAND
      Between 1998 and 2002 global oil demand increased at a compounded annual rate of 1.1%. In 2003, world oil demand increased significantly by 2.3%, or 1.8 million barrels per day, or mbd, driven primarily by demand growth in Asia. In 2004, global oil demand increased an additional 3.5%, equivalent to 2.7 mbd, to 82.5 mbd, primarily driven by demand growth in the United States and Asia, both of which are experiencing significant growth in oil demand. These net importers’ increasing demand for oil should increase tanker demand.

World Oil Demand, Million Barrels Per Day

	1998	1999	2000	2001	2002	2003	2004	2005*

United States	18.9	19.5	19.7	19.7	19.8	20.0	20.5	20.8
Canada	1.9	2.0	2.0	2.0	2.1	2.2	2.3	2.3
Latin America	7.2	7.3	7.3	7.3	7.3	7.3	7.4	7.6
OECD Europe	15.4	15.3	15.2	15.3	15.3	15.5	15.7	15.8
Non-OECD Europe	1.5	1.5	1.4	1.5	1.4	1.5	1.5	1.6
Former Soviet Union	3.7	3.7	3.7	3.7	3.5	3.6	3.7	3.8
Middle East	4.2	4.3	4.7	5.2	5.4	5.6	5.9	6.0
Africa	2.3	2.4	2.4	2.5	2.6	2.6	2.7	2.8
OECD Pacific	8.4	8.7	8.6	8.5	8.6	8.8	8.6	8.6
China	4.2	4.5	4.8	4.7	5.0	5.5	6.4	6.8
Other Asia	6.7	7.2	7.2	7.6	7.9	8.1	8.6	8.8
Sum	73.6	75.3	76.2	76.8	77.9	79.8	82.5	84.3
Year-on-year change		1.7	0.9	0.6	1.1	1.9	2.7	1.8

*	Estimated
WORLD OIL PRODUCTION
      Oil production has recently fallen in Europe, particularly in the North Sea, as well as in many of the other key consuming areas, particularly the United States, while Asian oil production remains essentially flat. The United States and Europe should, therefore, increase net crude imports to balance their own declining production, while Asia should import more to meet increased demand. To compensate for this growing gap between consumption and production, oil exports will need to increase from traditional waterborne exporting nations in the Middle East, Latin America, North and West Africa and the former Soviet Union. This greater movement of oil along these long-haul trade routes has increased tanker demand by dramatically increasing ton-mile demand.
      In the long-term, the Middle East should remain a focal point for tanker demand, as countries in the region possess nearly twice the proved reserves of all other countries combined. Latin American and North African exporters are nearer to consuming centers as compared with the Middle East. Accordingly, changes in the volume of Middle East crude exports have a profound impact on tanker demand and hence tanker rates.
      Total world oil supply in 2005 is forecast to grow approximately 1.6 mbd to 84.6 mbd, equivalent to 1.9% over 2004. Non-OPEC producers are expected to account for 1.3 mbd of this total growth.
      The current tightness in oil supply is the result of a combination of strong demand growth and lean oil inventory management, caused at least in part by the structure of the market, with especially high prices for prompt oil providing no incentive to hold inventories above minimum operating levels.

Summary of World Oil Demand, Million Barrels Per Day

	2004					2005*

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Demand	82.4	81.1	81.9	84.4	82.5	84.4	82.7	83.8	86.1	84.3
Year-on-year change	+2.0	+3.8	+2.5	+2.1	+2.7	+2.0	+1.6	+1.9	+1.7	+1.8
OPEC crude supplies	27.9	28.1	29.2	29.6	28.7	29.3	28.3	29.0	29.3	29.0
Other supplies	54.4	54.3	54.1	54.8	54.4	55.3	55.5	55.7	56.4	55.7
(Less U.S. Strategic Petroleum Reserve additions)	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.1
Total oil supply	82.1	82.3	83.2	84.3	83.0	84.5	83.7	84.7	85.7	84.6
Year-on-year change	+3.1	+4.0	+3.8	+2.6	+3.4	+2.4	+1.4	+1.5	+1.4	+1.6
Global stock change (net Strategic Petroleum Reserve)	(0.5)	+1.1	+1.2	(0.2)	+0.4	0.0	+0.9	+0.9	(0.4)	+0.2
(Million bbls)
OECD market stocks	3,889	3,972	4,027	3,950		3,900	3,995	4,075	4,030
Year-on-year change	+101	+59	+95	+82		+11	+23	+48	+80

*	Estimated
OIL MARKETS AND DEMAND FOR TANKERS
      According to Poten & Partners, the only region with available spare crude oil production capacity is the Middle East. The majority of this excess capacity resides in Saudi Arabia. The long voyage distances from the Middle East to the United States, Europe and Asia have been boosting ton-mile demand for tankers and thus the number of vessels needed to serve these import requirements.
      The rapidly growing economies of China and India are also consuming greater quantities of oil. With stagnant domestic crude oil production in these two countries, incremental growth is being satisfied by increased crude imports. These imports are largely satisfied by Middle East sources, with incremental supplies being sourced from West Africa, increasing opportunities for tanker owners. Looking into the future, ton-mile demand for tankers is expected to remain robust, but also volatile reflecting shifts in supply patterns.
      At the end of 2004, United States commercial inventories of crude oil and refined products reached 674 million barrels. This level represented a 4.3 million barrel increase over end-October stocks. Europe oil inventories hit 1,068 million barrels, 36 million barrels below their end-November stocks and 21 million barrels below their end-2003 levels.

      Poten & Partners anticipates that tanker demand should continue to increase for the following reasons:

•	global oil demand is expected to continue to rise at a rate higher than experienced in the 1990s;

•	the major oil consuming regions of the United States, Western Europe and Asia have a shortage of refining capacity, while the Middle East, Latin America and Africa have a surplus; and

•	refining capacity is expected to rise in the former Soviet Union, Latin America and the Middle East while refinery utilization in net importing countries ought to remain high without significant capacity growth.
      According to Poten & Partners, flat U.S. refinery capacity in the face of growing demand for oil products such as gasoline and gasoline blending products has raised refinery utilization to peak levels. With little new refining capacity expected to come on stream in the United States in the foreseeable future, further increases in demand will, therefore, need to be satisfied from additional seaborne imports of gasoline and gasoline blending products.
      According to Poten & Partners, European demand for diesel has grown primarily as a result of government energy policy encouraging the use of this fuel. European refiners are already producing diesel and similar products at maximum levels, forcing incremental demand to be satisfied through seaborne imports. The resulting availability of excess gasoline capacity in Europe has largely satisfied United States demand. Increased imports of diesel to Europe and the growing trade of gasoline from Europe to the United States are increasing ton-mile demand for product carriers.
TANKER SUPPLY
      The supply and availability of tankers, measured in deadweight tons, is affected by several factors including the age profile of the global fleet. Older, single hull vessels face a mandatory phase out age as contained in international conventions. The supply of tankers is also affected by the delivery schedule of newbuildings and by the number of vessels removed through scrapping; conversions to other types of employment such as floating production and storage facilities and unforeseen events such as seaborne casualties. Newbuilding activity is highly correlated to increases and decreases in charter rates, but the delivery schedule is constrained by shipyard capacity and the strength of orders from other marine transportation segments.
      According to Poten & Partners, the total supply of crude oil and refined petroleum tankers over 20,000 dwt is currently 312.2 million dwt, with 84.3 million dwt in newbuildings, or 27.0% of current tonnage, scheduled to enter the fleet through 2008. As of December 31, 2004, 25.3% of the current world fleet over 20,000 dwt remained single-hulled tankers.

      The following chart provides information as of December 31, 2004 regarding the total fleet and newbuildings on order for tankers above 20,000 dwt.
Total Tanker Fleet and Newbuildings on Order Above 20,000 dwt
As of December 2004
SCRAPPING
      Historically, vessel owners have concluded that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain the vessel “in-class.” A vessel is “in-class” if the surveyors of a classification society determine that the vessel conforms to the class society’s standards and rules. Shippers, insurance companies and other industry participants, such as financial institutions, utilize the survey results to obtain a reasonable assurance of a vessel’s seaworthiness. Vessels must be certified to be in-class in order to continue to trade. A vessel cannot enter a port unless it is considered in class by a classification society. When tankers reach 25 years of age, the costs of conducting the special survey and performing associated repairs, particularly if the repairs require replacement of steel plate, may not be economical. For the last several years, the mandatory phase-out provisions of international conventions have overridden the historical decision with respect to the scrapping. These regulations generally prevent single hull tankers from trading beyond 25 years of age.
      Oil company charterers have shifted their preference to younger vessels. The result of this change in preference is a major change in the tanker business, where the economic value of having a younger aged vessel can outweigh owning older tonnage. Scrap prices are currently at $440 per light weight ton, well above historical averages. In 2004, approximately 1.4 million dwt of VLCC tankers, 1.3 million dwt of Panamax/ LR1 tankers and 1.7 million dwt of Handy product/ MR tankers were scrapped. All the tonnage that is scrapped due to either age, regulation or economic incentive in the coming years will need to be replaced by new tonnage, as the current supply/demand balance can ill afford a drastic shortfall of vessel supply.
NEWBUILDINGS

VLCCs:
      According to Poten & Partners, at the beginning of 2005, the VLCC fleet consists of 445 tankers totaling 131.1 million dwt. The newbuilding orderbook through 2008 consists of 92 tankers totaling 28.0 million dwt, which is approximately 21.4% of existing VLCC capacity in terms of dwt. Through 2010, current environmental regulations require the phase out of up to 43.2 million dwt of single-hull VLCCs, or 33.0% of current VLCC capacity.

Panamax/ LR1:
      At the beginning of 2005, the Panamax tanker fleet consists of 357 tankers totaling 23.2 million dwt. These vessels primarily trade along the Caribbean, trans-Atlantic and Middle East/ Far East routes. The newbuilding orderbook through 2008 consists of 129 tankers totaling 8.8 million dwt, which is approximately 37.9% of existing Panamax capacity in terms of dwt. Through 2010, current environmental regulations require the phase out of 6.2 million dwt of Panamaxes/ LR1s, or 26.7% of current Panamax capacity.

Handy product tankers/ MR tankers:
      At the beginning of 2005, the Handy product tanker fleet consists of 1,304 tankers totaling 37.4 million dwt. The vessels primarily trade along the Caribbean and trans-Atlantic routes, and are increasingly moving within the Mediterranean. Most of these vessels have protective coating in their cargo tanks and transport petroleum products on short-to medium-haul trades. The newbuilding orderbook through 2008 consists of 324 tankers totaling 13.5 million dwt, which is approximately 36.1% of existing Handy Product/ MR capacity in terms of dwt. Through 2010, current environmental regulations require the phase out of 8.7 million dwt of Handy product/ MR tankers, or 23.3% of current Handy product/ MR tanker capacity.
FREIGHT RATES
      Tanker freight rates are determined by a number of considerations, most importantly the supply/demand balance of tankers. Between mid-1995 and early-1998, tanker freight rates improved on the back of increased demand from Southeast Asia. Tanker rates weakened in late 1998 through the end of 1999, compounded by the Asian financial crisis and mild winter weather in the Northern Hemisphere, which reduced demand for heating oil. OPEC oil production cuts reflected this fall in demand, which lowered tanker demand and weakened rates further.
      In the 2000-2002 period, tanker freight rates were impacted substantially by fluctuations in OPEC’s oil production. Since then, variability in tanker freight rates has been driven by fluctuations in OPEC production and charterers increasingly stringent vessel selection criteria. Strength of freight rates since the third quarter of 2002 have resulted from the following:

•	higher demand for oil due to the improving global economy;

•	increased ton-miles for product tankers as a result of gasoline exports from Europe to the United States and increased European diesel imports;

•	substitution of fuel oil for natural gas in the United States;

•	higher oil consumption by Japanese utilities due to problems with several of their nuclear power reactors;

•	increasing movements of long-haul Middle East oil to replace the loss of Iraqi oil production, make up for a persistent shortfall of oil production in Venezuela due to worker strikes and fill the supply gap caused by lost production in the U.S. Gulf during the 2004 hurricane season; and

•	low global crude oil inventory levels, in terms of consumption days covered.

AVERAGE ANNUAL TIME CHARTER EQUIVALENT RATES, $/DAY
      The following table and chart provide a summary of historical time charter equivalent rates according to Poten & Partners.

	1998	1999	2000	2001	2002	2003	2004

VLCC	35,167	18,710	55,191	37,457	21,469	51,147	94,507
Panamax	14,072	11,212	25,448	22,826	13,908	26,153	37,232
Handy product/ MR	11,544	10,712	18,517	22,512	13,135	20,134	25,665
Time Charter Equivalent Rates
Environmental Regulation
      Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers may operate or are registered. Under our ship management agreements, Northern Marine has assumed technical management responsibility for our fleet, including compliance with all government and other regulations. If our ship management agreements with Northern Marine terminate, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described in this report and any costs associated with such compliance. However, we may be unable to hire another party to perform these and other services for a fixed fee as is the case with Northern Marine.
      A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state administration and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers.
      We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. Our two V-MAX tankers were built in 2001 and our four other tankers were completed in 2004. Northern Marine is required to maintain operating standards for all of our tankers emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers.
International Maritime Organization
      In 1992, the International Maritime Organization adopted regulations that set forth pollution prevention requirements applicable to tankers. The International Maritime Organization, commonly referred to as the IMO, is the United Nations agency for maritime safety and the prevention of marine pollution by ships. The IMO’s regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

•	tankers between 25 and 30 years old must be of double hull construction or of a mid-deck design with double sided construction, unless:

•	they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

•	they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	tankers 30 years old or older must be of double hull construction or mid-deck design with double sided construction; and

•	all tankers are subject to enhanced inspections.
      Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.
      All of our vessels are double-hulled.
      The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and will become effective 12 months after ratification. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. All of our vessels are currently compliant with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect Northern Marine’s ability to manage our ships.
      Under the International Safety Management Code, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Northern Marine relies upon its safety management system in connection with its management of our vessels.

      The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. Northern Marine has the requisite documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. Northern Marine will be required to renew these documents of compliance and safety management certificates annually.
      Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.
      Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and, depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $7 million plus $954 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $136 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on May 2, 2005. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault. Under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance covers the liability under the plan adopted by the IMO.
U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act
      The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the U.S. Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.
      Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.
      OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons, subject to possible adjustment for inflation. The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.
      These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.
      OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility consistent with the combined maximum limits of liability described above for OPA and CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. Northern Marine has provided the requisite guarantees and has received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.
      Northern Marine has arranged pollution liability insurance coverage for each of our tankers in the amount of $1.0 billion. However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business, on the Charterers’ business, which could impair the Charterers’ ability to make payments to us under our charters, and on Northern Marine’s business, which could impair Northern Marine’s ability to manage our vessels.
      Under OPA, oil tankers as to which a contract for construction or major conversion was put in place after June 30, 1990 are required to have double hulls. In addition, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. All of our vessels have double hulls.
      OPA also amended the Federal Water Pollution Control Act to require that owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge;”

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.
      Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Northern Marine is responsible for ensuring our vessels comply with any additional regulations.
      OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.
European Union Tanker Restrictions
      In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers used for the transport of oil from entering into its ports or offshore terminals by 2010. The European Union, following the lead of certain European Union nations such as Italy and Spain, has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age also became restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.
Vessel Security Regulations
      Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessels flag state. Among the various requirements are:

•	on-board installation of automatic identification systems, or AIS, to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owners and their registered addresses; and

•	compliance with flag state security certification requirements.
      The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Northern Marine has implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and all of our tankers are in compliance with these applicable security requirements.

Item 5:	Operating and Financial Review and Prospects
      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, and the related notes, and the other financial and other information included elsewhere in this Annual Report on Form 20-F. This discussion contains forward-looking statements based on assumptions about our future business. Our actual results will likely differ from those contained in the forward-looking statements and such differences may be material.
Overview
      We are an international seaborne transporter of crude oil and petroleum products. We were incorporated in September 2004 under the laws of Bermuda. We were originally a jointly owned subsidiary of Stena and Concordia.
      On November 10, 2004, we completed our initial public offering and acquired our fleet of six tankers, consisting of two V-MAX tankers, two Panamax tankers and two Product tankers. The total purchase price for these vessels equaled approximately $426.5 million, consisting of $345.5 million in cash and 4,050,000 common shares that we issued to subsidiaries of Concordia and Stena and two companies owned by Stena and Fram. We financed the cash portion of the purchase price through our initial public offering and borrowings under our secured credit facility. The 4,050,000 shares issued to the sellers were valued at $81 million, based on the initial public offering price of $20.00 per share. An aggregate of 1,717,500 of the shares issued to the vessel sellers were sold in our initial public offering in connection with the underwriters’ exercise of their over-allotment option. We did not receive any proceeds from the sale of these shares.
      Effective November 10, 2004, we have chartered our vessels to subsidiaries of Stena and Concordia under five-year fixed rate charters. We refer to the subsidiaries of Stena and Concordia to which we have chartered our vessels as the charterers. Under the charters, we receive fixed basic hire in amounts that increase annually at a rate equal to the annual increase in the fees payable under our ship management agreements described below. Furthermore, in addition to the fixed rate basic hire, each of our vessels has the possibility of receiving additional hire from the charterers through profit sharing arrangements related to the performance of the tanker markets on specified geographic routes, or from actual time charter rates. Additional hire is not guaranteed, and correlates to weighted average historical voyage rates for the specified routes. The charters contain three one-year options on the part of the charterers to extend the terms of the charters. Stena and Concordia have each agreed to guarantee the obligations of their respective subsidiaries under the charters.
      Effective November 10, 2004, we have also entered into ship management agreements with Northern Marine Management Ltd., a wholly owned subsidiary of Stena, which we refer to as Northern Marine. The ship management agreements provide for the technical management of our vessels. Under the ship management agreements, we have agreed to pay Northern Marine a flat fee per day per vessel, which increases 5% every year.
      As a result of our entering into the charters, our revenues since November 10, 2004 have been generated primarily from charter payments made to us by the charterers. As a result of our entering into the ship management agreements, our vessel operating expenses for the vessels are fixed, increasing 5% annually. These arrangements are designed to provide us with stable and generally predictable cash flow and reduce our exposure to volatility in the spot markets for the vessels.

Factors Affecting Our Results of Operations and Cash Available for Dividends
      The principal factors that have affected our results of operations, financial position and cash available for dividends since November 10, 2004, and that we expect to affect our future results of operations, financial position and cash available for dividends include:

•	the basic hire paid to us under the charters;

•	the amount of additional hire, if any, that we receive under the charters;

•	fees under the ship management agreements;

•	depreciation;

•	administrative and other expenses;

•	interest expense;

•	any loss of any vessel;

•	required capital expenditures;

•	any cash reserves established by our board of directors;

•	any change in our dividend policy; and

•	increased borrowings or future issuances of securities.
      We derive our revenues from our five-year fixed rate time charters with the charterers. Our six vessels are time chartered to the charterers under the charters. Under a time charter, the charterer pays substantially all of the voyage expenses, but the vessel owner pays the vessel operating expenses. In the case of a spot market charter, the vessel owner pays both the voyage expenses and the vessel operating expenses. Vessel operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance. Voyage expenses are fuel costs and port charges. See “Item 4. Information on the Company — Charter Arrangements” for more information regarding the charters.
      Our ability to earn additional hire under our charters will depend on whether the charterers operate the vessels under time charters or in the spot market and the relative freight rates in each market. We will earn additional hire under our V-MAX tanker charters because those vessels are currently sub-chartered by subsidiaries of Concordia to Sun International. With respect to our other vessels, our ability to earn additional hire will depend on market conditions in the tanker industry, which has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tankers and the demand for oil transportation services. For example, charter rates and vessel values were at a high level during 2004. Charter rates and vessel values declined from that high level during the first quarter of 2005, and have subsequently further declined. There can be no assurance that charter rates and vessel values will not decline from current levels.
      Our expenses consist primarily of fees under our ship management agreements, depreciation, administrative expenses and interest expense.
      Our vessel owning subsidiaries have entered into ship management agreements with Northern Marine under which Northern Marine is responsible for all technical management of the vessels, including crewing, maintenance, repair, drydockings, vessel taxes and other vessel operating and voyage expenses. Under these agreements we pay a fixed daily fee for each vessel which increases 5% annually. See “Item 4. Information on the Company — Ship Management Agreements” for more information regarding our ship management agreements.
      Depreciation is the periodic cost charged to our income for the reduction in usefulness and long term value of our vessels. No charge is made for depreciation of vessels under construction until they are delivered. We depreciate the cost of our vessels over 25 years on a straight-line basis. We estimate that depreciation on our six vessels will be approximately $12.4 million per year.
      Administrative expenses include salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses. Based on our current activities, we estimate that our administrative expenses will be approximately $1.6 to $2.0 million per year.
      Our interest expense reflects interest payable under our $135 million secured credit facility, which matures in November 2009. By entering into an interest rate swap agreement, we have effectively fixed the interest rate under the facility at approximately 4.8% per year. Accordingly, we estimate that interest expense under this facility will be approximately $6.4 million per year.
      The charterers pay us basic hire monthly in advance and additional hire, if any, quarterly in arrears. We pay Northern Marine the ship management fees monthly in advance. We pay interest under our credit agreement quarterly in arrears.
      Although inflation has had a moderate impact on our vessel operating expenses and corporate overhead, our management does not consider inflation to be a significant risk in the current and foreseeable economic environment. Because substantially all of our revenues and expenses are denominated in U.S. dollars, we do not expect foreign exchange fluctuations to have a significant effect on our future results of operations.
Our Predecessor Combined Carve-Out Results of Operations
      As a result of our entering into the charters and ship management agreements, our operations since November 10, 2004 have differed, and our future operations will differ, significantly from the historical predecessor combined carve-out results of operations of the vessels by Concordia and Stena, upon which some of the historical financial information in this report is based. In particular, the financial statements presented in this report as of and for the years ended December 31, 2003 and 2002 have been carved out of the consolidated financial statements of Concordia and Stena. In addition, the financial statements for the year ended December 31, 2004 reflect, for the period January 1, 2004 through November 9, 2004, this predecessor combined carve-out financial information. The financial position, results of operations and cash flows reflected in the carve-out financial statements are not indicative of those that would have been achieved had we operated as an independent separate entity for all periods presented or of future results.
      The predecessor combined carve-out financial statements assume that our business was operated as an independent entity prior to its inception. We were incorporated in September 2004 and began our vessel operations on November 10, 2004. Prior to beginning our vessel operations, our business was operated as part of the shipping business of Concordia and Stena. The predecessor combined carve-out financial statements have been prepared to reflect the combination of certain of the operations of two of Concordia’s subsidiaries which owned and operated the two V-MAX tankers, two companies owned by Stena and Fram which owned and operated the two Panamax tankers and two subsidiaries of Stena which owned and operated the two Product tankers. We refer to the companies that owned these vessels collectively as the predecessor vessel subsidiaries and we refer to the interests in these vessels collectively as the predecessor vessel interests.
      To the extent the Concordia, Stena and Fram assets, liabilities, revenues and expenses relate to the predecessor vessel interests, these have been identified and carved out for inclusion in the predecessor combined carve-out financial statements. Concordia, Stena and Fram’s shipping interests and other assets, liabilities, revenues and expenses that do not relate to the predecessor vessel interests are not included in the carve-out financial statements. In addition, the preparation of the carve-out financial statements required the allocation of certain assets, liabilities and expenses where these items were not identifiable as related to a predecessor vessel interest as set forth below. Our management believes that these allocations are reasonable to present the carve-out financial position, results of operations and cash flows.

      For purposes of preparing the predecessor combined carve-out financial statements, all assets, liabilities, revenues and expenses are derived directly from the predecessor vessel interests or have been made in connection with the following allocations:

Long term debt. Long term debt includes an allocated portion of amounts outstanding under a revolving credit facility with Concordia’s subsidiaries, guaranteed by Concordia, which have been allocated to the two Concordia predecessor vessel subsidiaries. This allocation is based on the number of vessels in Concordia’s fleet and the number of vessels owned by the Concordia predecessor vessel subsidiaries during the periods presented. After January 19, 2004 and through November 9, 2004, long term debt also included amounts outstanding under a $58 million secured loan facility with two of the Stena predecessor vessel subsidiaries. This facility was guaranteed by Stena and Fram in proportion to their ownership of these two Stena predecessor vessel subsidiaries. After June 11, 2004 and through November 9, 2004, long term debt also included amounts outstanding under a $53 million secured loan facility with another two of the Stena predecessor vessel subsidiaries which was guaranteed by Stena. The amount of interest expense reflected in the carve-out financial statements was determined by the amount of loans and advances outstanding from time to time and prevailing interest rates.

Administrative expense. Prior to November 10, 2004, administrative expense represents an allocation of Concordia’s administrative expenses, salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses based on the number of vessels in Concordia’s fleet and the number of vessels owned by the Concordia predecessor vessel subsidiaries and certain other legal, tax and auditing costs incurred directly by the Concordia predecessor vessel subsidiaries. After January 1, 2004, as a result of the commencement of operations of several of the vessels owned by the Stena predecessor vessel subsidiaries during the first six months of 2004, these costs also include an allocation of Stena’s administrative expenses, salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses based on the number of vessels in Stena’s fleet and the number of vessels owned by the Stena predecessor vessel subsidiaries and certain other legal, tax and auditing costs incurred directly by the Stena predecessor vessel subsidiaries.
Critical Accounting Policies and Estimates
      Our accounting policies are more fully described in Note 2 to the Notes to Consolidated Financial Statements included elsewhere in this report. As disclosed in Note 2 to the Notes to Consolidated Financial Statements, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic and industry conditions, present and expected conditions in the financial markets, and in some cases, the credit worthiness of counterparties to contracts. We regularly reevaluate these significant factors and make adjustments where facts and circumstances dictate. The following is a discussion of the accounting policies that we apply and that we consider to involve a higher degree of judgment in their application.
BASIS OF ACCOUNTING
      For the period from January 1, 2004 through November 9, 2004 and for years ended December 31, 2003 and prior, the financial information presented in this report has been carved out of the predecessor combined financial statements of Concordia and Stena and include the predecessor vessel interests.
      Stena and Concordia are affiliates. Stena is wholly owned by members of the Sten A. Olsson family. Members of the Sten A. Olsson family also own, as of December 31, 2004, approximately 52% of the share capital of Concordia which represents approximately 73% of the voting rights of Concordia. Stena and Concordia are under common control. Because, prior to the completion of our initial public offering, we were a jointly owned subsidiary of Stena and Concordia, we were under common control of these entities. Subsequent to the completion of the initial public offering, Stena and Concordia continued to own 24.9% of the common shares.
      Concordia and Stena are shipping companies with activities that include, among others, the ownership and operation of tankers. The predecessor combined carve-out financial position, results of operations and cash flows presented in this report are not indicative of the results we would have achieved had we operated as an independent entity under our current ship chartering and other arrangements for the periods presented or for future periods. As of December 31, 2004, Stena and Concordia owned 9.9% and 4.5%, respectively, of the common shares.
REVENUE RECOGNITION
      Revenues are generated from time charters and the spot market. Charter revenues are earned over the term of the charter as the service is provided. Probable losses on voyages are provided for in full at the time such losses can be estimated.
VESSELS, DEPRECIATION AND IMPAIRMENT
      Our vessels represent our most significant assets and we state them at cost less accumulated depreciation. Depreciation of our vessels is computed using the straight-line method over their estimated useful lives of 25 years. This is a common life expectancy applied in the shipping industry. Significant vessel improvement costs are capitalized as additions to the vessel rather than being expensed as a repair and maintenance activity. Should certain factors or circumstances cause us to revise our estimate of vessel service lives, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.
      We review long lived assets used in our business on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future undiscounted net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value. We estimate fair value based on independent appraisals, sales price negotiations, active markets, if available, and projected future cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.
Results of Operations
      The discussion below compares our results of operations for the year ended December 31, 2004 to the year ended December 31, 2003, and for the year ended December 31, 2003 to the year ended December 31, 2002. For the period from January 1, 2004 through November 9, 2004 and for the years ended December 31, 2003 and 2002, the predecessor combined financial information presented below has been carved out of the financial statements of Concordia and Stena and includes the predecessor vessel interests. For the 51-day period beginning November 10, 2004 and ending December 31, 2004, the financial information presented below reflects our results of operations following the completion of our initial public offering during which we operated as an independent company.
      During the 51-day period beginning November 10, 2004 and ending December 31, 2004, total operating revenues were $9.5 million. Our revenues for this 51-day period consisted of $7.0 million in basic hire and $2.5 million in additional hire. During the 51-day period, the charterers operated our Panamax tankers and Product tankers in the spot market, resulting in payment to us of $2.1 million of additional hire. These four vessels benefited from the exceptionally high tanker spot rates during November and December 2004. In addition, the two V-MAX tankers that are sub-chartered to Sun International generated $0.4 million of additional hire. During the 51-day period, total vessel operating expenses were $1.9 million, depreciation was $1.7 million, administrative expenses were $0.7 million and interest expense was $0.9 million.
YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Total operating revenues, net
      Total operating revenues, net of commission expenses, were $58.0 million in 2004 compared to $28.8 million in 2003. These revenues consisted of $48.5 million in revenues during the period from January 1, 2004 through November 9, 2004 and $9.5 million during the 51-day period following our initial public offering during which our vessels were operated under our current charters and ship management agreements. Our revenues for this 51-day period consisted of $7.0 million in basic hire and $2.5 million in additional hire. During the 51-day period, the charterers operated our Panamax tankers and Product tankers in the spot market, resulting in payment to us of $2.1 million of additional hire. These four vessels benefited from the exceptionally high tanker spot rates during November and December 2004. In addition, the two V-MAX tankers that are sub-chartered to Sun International generated $0.4 million of additional hire.
      Revenues during the period from January 1, 2004 through November 9, 2004 reflect revenues that Stena and Concordia earned from the time charter of the vessels. The two V-MAX tankers were operated during all of 2003 and the entire period from January 1, 2004 through November 9, 2004. The two Panamax tankers were delivered in January and April, 2004. The two Product tankers were delivered in February and March 2004.
      The vessels were off hire for a combined total of 30 days in 2004, compared to 4.3 days off hire for 2003. The vessels were off hire for 3.3 days during the 51-day period following our initial public offering from November 10, 2004 through December 31, 2004.

Total vessel operating expenses
      Total vessel operating expenses were $17.6 million in 2004 compared to $6.6 million in 2003. Vessel operating expenses for the period from November 9, 2004 through December 31, 2004 were $1.9 million, reflecting the fixed amounts payable under our ship management agreements. The increase in vessel operating expenses in the period in 2004 prior to our initial public offering compared to 2003 reflect the delivery to Stena and Concordia of four new vessels during 2004.

Depreciation
      Depreciation was $11.4 million in 2004 and $6.9 million in 2003. During the 51-day period from November 10, 2004 to December 31, 2004, depreciation was $1.7 million. We estimate that depreciation on our six vessels will be approximately $12.4 million per year.

Administrative expenses
      Administrative expenses were $1.7 million in 2004 compared to $0.9 million in 2003. Administrative expenses in the 51-day period following our initial public offering were $0.7 million. Based on our current activities, we estimate that our administrative expenses will be approximately $1.6 million to $2.0 million per year.

Financial expenses, net
      Financial expenses, net represents interest expense, net of interest income and other financial items. Financial expenses, net were $6.9 million in 2004 and $4.7 million in 2003. The 2004 amount reflects primarily interest expense of $6.7 million, which included interest expense of $0.9 million for the 51-day period following our initial public offering. Subsequent to our initial public offering, our interest expense reflects interest payable under our $135 million secured credit facility, which matures in November 2009. By entering into an interest rate swap agreement, we have effectively fixed the interest rate under the facility at approximately 4.8% per year. Accordingly, we estimate that interest expense under this facility will be approximately $6.4 million per year. Interest expense prior to November 10, 2004 reflects interest on long term debt of Stena and Concordia that was allocated to the predecessor vessel interests. Financial expenses, net in 2004 also included interest income of $49,000. Because substantially all of our revenues and expenses are now denominated in U.S. dollars, we do not expect foreign exchange fluctuations to have a significant effect on our future results of operations.
YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Total operating revenues
      Total operating revenues net of commission expense were $28.8 million in 2003 and $26.5 million in 2002. During 2003 and 2002, the charterhire for the Stena Victory was based on a market rate calculation, subject to a maximum rate of $44,000 per day and a minimum rate of $36,000 per day. The charterhire for the Stena Vision was fixed at $40,250 per day. The tanker markets were generally stronger in 2003. The Stena Victory received the maximum daily rate under its charter for most of 2003 due to higher tanker rates generally. In 2002, the Stena Victory received the minimum rate under its charter for eleven months. The average time charter equivalent daily rates for both vessels were $39,500 in 2003 compared to $36,100 in 2002.
      The two V-MAX tankers were off hire for a combined total of 4.3 days in 2003 compared to no days off hire for 2002. Repairs to the Stena Victory caused the vessel to be off hire for 3 days in 2003.

Total vessel operating expenses
      Total vessel operating expenses increased by approximately 6% to $6.6 million in 2003 compared to $6.2 million in 2002 due primarily to increased maintenance and repairs.

Depreciation
      Depreciation was $6.9 million in each of 2003 and 2002.

Administrative expenses
      Administrative expenses decreased by approximately 3% to $927,000 in 2003 compared to $960,000 in 2002.

Financial expenses, net
      Total interest expense decreased by approximately 21% to $4.7 million in 2003 compared to $5.9 million in 2002 as a result of a reduction in Concordia’s bank debt, which resulted in less debt being allocated to the predecessor combined carve-out financial statements, and lower interest rates, partially offset by an increase in advances from Concordia.
      Other items included in financial income (expense) consist primarily of exchange rate differences related to the advance from Concordia which is denominated in Swiss Francs. Due to the weakening of the Dollar against the Swiss Franc there was a foreign currency exchange rate loss in 2003 of $3.7 million compared to a loss of $0.7 million in 2002.

Liquidity and Capital Resources
      We operate in a capital intensive industry. Our liquidity requirements relate to our operating expenses, including payments under our ship management agreements, quarterly payments of interest and the payment of principal at maturity under our $135 million secured credit facility and maintaining cash reserves to provide for contingencies.
      Our financial statements prior to the November 10, 2004 completion of our initial public offering represent the operations of our vessels by the predecessor vessel subsidiaries prior to our acquisition of the vessels. The acquisition of the vessels by the predecessor vessel subsidiaries and their operations were funded by bank debt provided by Concordia and advances from Stena and Concordia and, in the case of two of the Stena predecessor vessel subsidiaries, a loan from Fram. As a result, our financial statements for the period prior to the completion of our initial public offering are not indicative of the financial position, results of operations or cash flows that we would have achieved had we operated as an independent entity during these periods or of future results.
      In November 2004, we completed our initial public offering by issuing and selling to the public 11,450,000 common shares at a price to the public of $20.00 per share. Simultaneously, we issued a total of 4,050,000 common shares to Stena, Concordia and Fram as a portion of the consideration for the purchase of the vessels. In addition, we entered into a new secured credit facility of $135 million.
      Concurrent with the closing of our initial public offering and draw down of the secured credit facility, we completed the acquisition of our vessels from Concordia, Stena, and companies owned by Stena and Fram. The total purchase price was $426.5 million, with $143.3 million of the proceeds being accounted for as a deemed distribution to Stena and Concordia.
      We had outstanding long term debt of $135 million as of December 31, 2004. This amount reflects outstanding borrowings under our secured credit facility, which matures in November 2009. By entering into an interest rate swap agreement, we have effectively fixed the interest rate under the facility at approximately 4.8% per year. Our long term debt outstanding as of December 31, 2003 represents an allocated portion of Concordia’s debt. At December 31, 2003, we also had outstanding $81.8 million due to Stena and Concordia and $7.2 million due to Fram. All of these amounts were repaid in connection with the completion of our initial public offering. See “Our Secured Credit Facility” below for more information regarding our secured credit facility.
      As of December 31, 2004, we had cash and cash equivalents of $6.0 million. Net cash provided by operating activities in 2004 was $31.8 million. For the 51-day period following our initial public offering during which our vessels were operated under our current charters and ship management agreements, net cash provided by operating activities was $5.9 million.
      Net cash used in investing activities in 2004 was $102.2 million. This amount relates to the acquisition of the two new product and two new Panamax vessels.
      Net cash provided by financing activities in 2004 was $75.2 million.
      We collect our basic hire monthly in advance and pay our ship management fees monthly in advance. We receive additional hire payable quarterly in arrears. We expect charter revenues will be sufficient to cover our ship management fees, interest payments, administrative expenses and other costs.
      We intend to pay quarterly cash dividends denominated in U.S. dollars to the holders of our common shares in amounts substantially equal to the charter hire received by us under our charters, less cash expenses and any cash reserves established by our board of directors. We intend to declare those dividends in January, April, July and October of each year and pay those dividends in the subsequent month. In January 2005, we declared a dividend of $6.1 million, or $0.39 per share, and paid that dividend on January 31, 2005 to shareholders of record on January 27, 2005. In April 2005, we declared a dividend of $8.5 million, or $0.55 per share, and paid that dividend on May 10, 2005 to shareholders of record on May 6, 2005.
      We believe that our cash flow from our charters will be sufficient to fund our interest payments under our secured credit facility and our working capital requirements for the short and medium term. To the extent we intend to pursue vessel acquisitions, we will need to obtain additional capital. Our longer term liquidity requirements include repayment of the principal balance of our secured credit facility in

November 2009. We will require new borrowings or issuances of equity or other securities to meet this repayment obligation.

Our Secured Credit Facility
      The following summary of the material terms of our credit facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Secured Loan Facility Agreement. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Secured Loan Facility Agreement filed as an exhibit to this report.
GENERAL
      We have entered into a $135 million secured loan facility agreement with a group of banks, for which Fortis Bank (Nederland) N.V. and HSBC Bank plc. acted as lead arrangers and for which Fortis Bank (Nederland) N.V. is acting as agent and security trustee. We used borrowings under this credit facility to pay a portion of the purchase price for our vessels.
      The entire principal amount under the credit facility must be repaid at maturity in November 2009. The facility requires quarterly payments of interest at a rate of 1.00% (or 1.25% if the loans outstanding under the facility are more than 50% of the value of our vessels) per annum over LIBOR. We are the borrower under this facility and our wholly owned subsidiaries guarantee the loan. We have entered into an interest rate swap agreement that has effectively fixed the interest rate under the facility at approximately 4.8% per year.
      Because we intend to distribute dividends to our shareholders in an amount substantially equal to our charter hire, less cash expenses and any cash reserves established by our board of directors, we do not believe we will be able to repay our credit facility at maturity without selling some or all of our vessels. As a result, we believe that we will be required to refinance the borrowings under our credit facility at or prior to its maturity.
SECURITY
      The credit facility provides that the borrowings thereunder are secured by the following:

•	a mortgage on each of our vessels;

•	an assignment of earnings from, and insurances on, each of our vessels;

•	a pledge of the shares of our wholly owned subsidiaries;

•	a charge over all of our bank accounts;

•	a pledge of our charters; and

•	a pledge of our ship management agreements with Northern Marine.
      The facility agreement provides that in the event of either the sale or total loss of a vessel, we must use the net proceeds from such sale or total loss to prepay an amount under the credit facility at least equal to the percentage of the market value of the sold or lost vessel compared to the total market value of all of our vessels before such sale or loss. However, if the outstanding amount of the credit facility exceeds 60% of the valuation of our remaining vessels after prepayment, then any such additional proceeds must be used to prepay the facility to bring the total amount of the facility down to this level. Such valuation will be determined by the average of two independent party valuations appointed by the lenders at our expense.

COVENANTS
      The facility agreement contains restrictive covenants that prohibit us and each of our wholly owned subsidiaries from, among other things:

•	incurring additional indebtedness;

•	permitting liens on assets;

•	merging or amalgamating with other entities;

•	paying dividends if an event of default under the facility agreement has occurred and is continuing or if the market value of the vessels does not exceed 140% of the loan amount;

•	selling or otherwise disposing of a vessel or other assets or assigning or transferring any rights or obligations under our charters and our ship management agreements;

•	changing the overall nature of our business; and

•	employing a technical and operational manager other than Northern Marine.
      The facility agreement also contains financial covenants requiring that at all times: (i) the market value of our vessels exceeds 125% of the loan amount, (ii) the current value of our assets minus goodwill minus the book value of our liabilities is at least 30% of the current value of our assets minus goodwill and (iii) that we and each of our wholly owned subsidiaries maintains positive working capital.
EVENTS OF DEFAULT
      Each of the following events with respect to us or any of our wholly owned subsidiaries, in some cases after the passage of time or notice or both, will be an event of default under the facility agreement:

•	non-payment of amounts due under the credit facility;

•	breach of our covenants;

•	misrepresentation;

•	cross-default of other indebtedness in excess of $1 million;

•	certain events of insolvency or bankruptcy;

•	certain changes in ownership in any of our wholly owned subsidiaries;

•	any event or series of events (including a material adverse change in the financial condition of Stena, Concordia, the Charterers or Northern Marine, or the termination or cancellation of any of the Charters) occurs which, in the opinion of the agent bank, is reasonably likely to have a material adverse effect on us or any of our wholly owned subsidiaries;

•	the failure of our common shares to continue to be listed on the New York Stock Exchange;

•	Northern Marine ceasing to be a subsidiary of Stena;

•	cessation of operations; and

•	unlawfulness or repudiation.
      The facility agreement provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the credit facility be repaid immediately and terminate our ability to borrow under the credit facility and foreclose on the mortgages over the vessels and the related collateral.

Long Term Financial Obligations and Other Commercial Obligations
      Our long term financial obligations and other commercial obligations as of December 31, 2004 are as follows:

	Payments Due by Period

		Less Than	1-3	3-5	More Than
Commercial and Contractual Obligations	Total	One Year	Years	Years	5 Years

	(In thousands of $)
Long term debt, including current maturities(1)	135,000	—	—	135,000	—
Interest Payments(2)	31,232	6,426	12,852	11,954	—
Purchase obligations(3)	72,932	13,636	29,351	29,945	—
Other long term liabilities	—	—	—	—	—
Total	239,164	20,062	42,203	176,899	—

(1)	Refers to our obligation to repay principal borrowed under our secured credit facility, but does not include quarterly interest payments due under this facility.

(2)	Refers to our expected interest payments over the term of our secured credit facility after entering into swap arrangements that swap LIBOR for a fixed rate of 3.76% plus a margin of 1.00%.

(3)	Refers to our fixed daily operating costs for our vessels under our ship management agreements with Northern Marine, which increase 5% annually. These costs are payable by us monthly in advance.
Quantitative and Qualitative Disclosures About Market Risk
      We are exposed to market risk arising from changes in interest rates, primarily resulting from the floating rate of our borrowings. We use interest rate swaps to manage such interest rate risk. We have not entered into any financial instruments for speculative or trading purposes.
      The borrowings under our $135 million secured credit facility bear interest at a floating rate of LIBOR (reset quarterly) plus a margin of 1%. We have entered into an interest rate swap agreement that has effectively fixed the interest rate under the facility at approximately 4.8% per year. Periodic cash settlements under the swap agreements occur quarterly corresponding with interest payments under the secured credit facility. The fair value of the interest rate swap agreement as of December 31, 2004 was $1.2 million. We had no outstanding derivative instruments as of December 31, 2003.

Item 6:	Directors, Senior Management and Employees
Directors and Executive Officers
      The following table sets forth information regarding our executive officers and directors. Ages are as of June 6, 2005. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Each of our directors was elected in October 2004. The term of our Class III director expires in 2005. The term of our Class II director expires in 2006. The term of our Class I director expires in 2007. All of our current directors are independent.

Name	Age	Position

Michael K. Drayton	55	Class I Director and Chairman
E. Grant Gibbons	52	Class II Director
Stephen O. Jaeger	60	Class III Director and Deputy Chairman
Arthur L. Regan	42	President and Chief Executive Officer
Tara L. Railton	43	Chief Financial Officer
Dawna Ferguson	54	Secretary

      Biographical information with respect to each of our directors, our President and Chief Executive Officer and our Chief Financial Officer is set forth below.
      Michael K. Drayton has been Head of the Sale & Purchase Division of Galbraith’s Ltd., a U.K. ship brokerage company, from 1987 until 2003 and is currently responsible for the strategic direction of the Galbraith’s group. Mr. Drayton is a director of Galbraith’s Ltd. and its parent company, Galbraith Holdings Ltd. Mr. Drayton is also a director of the Baltic Exchange, the world’s leading shipping exchange, since 2000 and has been elected to become its Vice-Chairman beginning July 2005. Mr. Drayton is a citizen and resident of the United Kingdom.
      Dr. E. Grant Gibbons has been a member of the Bermudian parliament since 1994. From 1995 to 1998 Dr. Gibbons served as the Bermudian Minister of Finance and beginning in 1999 has served as the opposition shadow Minister of Finance. Dr. Gibbons has been the leader of the opposition United Bermuda Party since 2001. Dr. Gibbons currently serves as a director of Gibbons Management Services Limited, an internal services division of a diversified, privately-held business and as Deputy Chairman of Colonial Insurance Company Limited, an insurance company operating in Bermuda and throughout the Caribbean. Dr. Gibbons also currently serves as Managing Director of Wired Atlantic Limited, a private equity firm investing in U.S. and European technology companies. Dr. Gibbons is a citizen and resident of Bermuda.
      Stephen O. Jaeger has been the Chairman and Chief Executive Officer of eBT International, Inc., a software products and services company, since 1999. Prior to joining eBT, Mr. Jaeger was the Executive Vice President and Chief Financial Officer of Clinical Communications Group, Inc., a privately held provider of educational marketing services to the pharmaceutical and biotech industry, from 1997 to 1998. From 1995 to 1997, Mr. Jaeger served as Vice President, Chief Financial Officer and Treasurer of Applera Corp., formerly known as Perkin-Elmer Corporation, an analytical instruments and systems company with a focus on life sciences and genetic discovery. Prior to 1995, Mr. Jaeger was Chief Financial Officer and a director of Houghton Mifflin Company and held various financial positions with the British Petroleum Company, Weeks Petroleum Limited and Ernst & Young LLP. Mr. Jaeger is a Certified Public Accountant. Mr. Jaeger is on the board of Savient Pharmaceuticals, Inc. and is the chairman of Savient’s Audit Committee and is Savient’s designated “financial expert.” Mr. Jaeger is also on the board of Aradigm Corporation, a developer of drug delivery technologies. Mr. Jaeger serves on Aradigm’s Audit Committee and is Aradigm’s designated “financial expert.”
      Arthur L. Regan is our President and Chief Executive Officer. From 2001 to 2004, Mr. Regan was Vice President Business Development for Stena Bulk LLC, a U.S. based subsidiary of Stena responsible for commercial contracts and fleet development. From 1998 to 2001 Mr. Regan was the Charter Negotiator for StenTex LLC, a commercial joint venture between Texaco, Inc. and Stena Bulk LLC, which was responsible for arranging all of Texaco’s tanker transportation requirements. From 1996 to 1998 Mr. Regan was the Manager of Commercial Operations for StenTex LLC. Mr. Regan sailed for ten years as an officer on U.S. merchant tankers, including as a Master Mariner. Mr. Regan is a citizen and resident of the United States.
      Tara L. Railton is our Chief Financial Officer. From January 2003 until September 2003, Ms. Railton was the President and Chief Executive Officer of the Centre Group Holdings Limited, a group of insurance, reinsurance, investment and holding companies owned by the Zurich Financial Services Group. From 1996 to 2003, Ms. Railton served as Senior Vice President and Chief Accounting Officer for the Centre Group. Ms. Railton is a chartered accountant. Ms. Railton is a citizen of Canada and resident of Bermuda.
      Dawna Ferguson is our Secretary. Ms. Ferguson is a corporate manager in Codan Services Limited. She oversees the corporate administration for a group of over 350 Bermuda registered entities varying in type from holding companies, insurance companies, E-Commerce companies, foreign sales corporations, partnerships of various types and mutual fund companies. Ms. Ferguson is a Fellow of the Institute of Chartered Secretaries and Administrators in Canada.

      During our 2004 fiscal year, we paid each of our directors an annual fee of $25,000, which included service on any committees. Effective January 1, 2005, we increased the annual fee that we pay to each of our directors to $30,000, plus $1,250 for each board or committee meeting in excess of five per year. In addition, effective January 1, 2005, we began paying an annual $10,000 supplement to each of the Chairman of the Board and the Chairman of the Audit Committee. Mr. Regan receives annual compensation of $280,000, including benefits. Ms. Railton receives annual compensation of $180,000, including benefits. We have adopted an audit committee charter and have an audit committee consisting of Mr. Jaeger and Dr. Gibbons. Our board of directors has determined that Mr. Jaeger qualifies as an “audit committee financial expert” within the meaning of Item 16A of Form 20-F. We do not currently have a remuneration committee.
Compensation of Executive Officers
      Our management consists of our President and Chief Executive Officer and our Chief Financial Officer, both of whom were hired on October 1, 2004. In 2004, aggregate cash compensation paid or accrued by us for our management was $107,146. Amounts accrued to provide pension, retirement or similar benefits to these individuals, as a group, were $6,584 in 2004.
      As of May 20, 2005, our executive officers and members of our board of directors beneficially owned an aggregate of 9,445 common shares. None of our executive officers or directors owns, directly or indirectly, more than one percent of our outstanding common shares.
      We have not entered into employment contracts with any of our executive officers or members of our board of directors. In 2004, we did not provide management any variable compensation program other than the cash compensation and benefits described above.
Employees
      As of December 31, 2004, we had 2 employees. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe that our employee relations are good.

Item 7:	Major Shareholders and Related Party Transactions
Major Shareholders
      The following table contains information concerning each shareholder known by us to beneficially own more than five percent of our outstanding common shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to our shares.
      Percentage of beneficial ownership is based on 15,500,000 common shares issued and outstanding as of June 6, 2005. All holders of our common shares, including those shareholders listed below, have the same voting rights with respect to such shares.

	Shares Beneficially Owned

Name of Beneficial Owner	Number	Percentage

Stena and Concordia entities and related persons(1)	2,225,205	14.4%
Wellington Management Company, LLP(2)	1,366,600	8.8%

(1)	Includes 2,225,205 shares beneficially owned by Dan Sten Olsson, 1,534,784 shares beneficially owned by Concordia Maritime AB, 1,534,784 shares beneficially owned by Madeline Olsson Eriksson, 1,534,784 shares beneficially owned by Stefan Sten Olsson, 1,534,784 shares beneficially owned by Stena Sessan AB, 690,421 shares owned by Stena AB, 690,421 shares beneficially owned by Stena (Switzerland) AG, 767,392 shares beneficially owned by CM V-MAX I Limited and 767,392 shares beneficially owned by CM V-MAX II Limited. All of the information in this footnote is based on the Schedule 13G filed by Stena (Switzerland) AG (on behalf of each of the holders referenced by this footnote) on February 10, 2005. The Schedule 13G states that each of the referenced holders has shared voting and dispositive power over our common shares listed as owned by such holder.

(2)	Based on the Schedule 13G filed by Wellington Management Company, LLP on February 14, 2005. The Schedule 13G states that Wellington has shared voting power over 719,400 of our common shares, and shared dispositive power over 1,366,600 of our common shares.
Holdings by U.S. Shareholders
      As of June 3, 2005, there were approximately 18 holders of record of our common shares, including approximately 14 holders of record located in the United States holding approximately 85.0% of our outstanding securities.
Related Party Transactions
      We were incorporated in September 2004 as a jointly owned subsidiary of Stena and Concordia. Stena and Concordia each owned 50% of our founder shares. We repurchased all outstanding founder shares in 2004. We have acquired our fleet of six vessels from subsidiaries of Concordia and Stena and two companies owned by Stena and Fram. We have also entered into ship management agreements with Northern Marine, a wholly owned subsidiary of Stena. We do not have a corporate policy regarding related party transactions, nor are there any provisions in our memorandum of association or bye-laws regarding related party transactions other than the provision in our bye-laws, as permitted by the Companies Act 1981 of Bermuda, that we, or any of our subsidiaries, may enter into a contract in which a director is directly or indirectly interested, but the director must disclose his or her interest to our board of directors at the first opportunity at a meeting of directors or by writing to the directors.
      Memoranda of Agreement. Pursuant to the memoranda of agreement entered into in October 2004, we acquired our six tankers from subsidiaries of Concordia and Stena, and two companies owned by Stena and Fram. The total purchase price for these vessels equaled approximately $426.5 million, consisting of $345.5 million in cash that we financed through our initial public offering and borrowings under our secured credit facility, and the issuance of 4,050,000 common shares to subsidiaries of Concordia and

Stena and two companies owned by Stena and Fram, valued at an aggregate of $81 million, based on the initial public offering price of $20.00 per share.
      The Charters. Our wholly owned subsidiaries have chartered our vessels to the Charterers, which are subsidiaries of Stena and Concordia. The Basic Hire payable to us under the Charters has been fixed in advance. In addition to the Basic Hire, the Charterers may pay us Additional Hire quarterly in arrears. Stena and Concordia have each agreed to guarantee the performance of their respective subsidiaries under each of the Charters, including the payment of Basic Hire and Additional Hire. We have agreed to guarantee the obligations of each of our subsidiaries under the Charters.
      Our two V-MAX vessels have been sub-chartered by subsidiaries of Concordia to Sun International. One of these sub-charters expires in June 2007 and the other expires in September 2007. Upon expiration of these sub-charters, if Sun International does not extend a charter with Concordia at a time charter rate at least equal to the Basic Hire under our charters with Concordia, we will have the option to terminate that charter with Concordia on 60 days prior notice until one year following the expiration of the Sun International charters, unless Concordia has (a) entered into new time charters for each of the vessels at a time charter rate at least equal to the Basic Hire under our charters with Concordia for the remainder of the charter period with a company (or its subsidiary) having a credit rating of “BBB” or higher from Standard & Poor’s Rating Services or “Baa2” or higher from Moody’s Investors Service, Inc. or (b) provided cash collateral initially in an amount equal to $7.5 million per charter, decreasing quarterly thereafter pro rata, as security for its payment obligations under the Charter. If we terminate a charter with Concordia as described above, Stena has agreed to cause Stena Bulk to charter from us the V-MAX tanker previously subject to that charter at a time charter rate equal to the Basic Hire under that charter for the remainder of the charter period and otherwise on the terms and conditions of that charter, and to guarantee the obligations of Stena Bulk under the new charter with us.
      Ship Management Agreements. Our vessel owning subsidiaries have entered into fixed rate ship management agreements with Northern Marine, a wholly owned subsidiary of Stena, pursuant to which Northern Marine is responsible for the technical management of our vessels. Northern Marine has outsourced some of these services to third-party providers. Northern Marine has agreed to indemnify us for the loss of Basic Hire for each of our vessels in the event, for circumstances specified under the relevant Charter, the vessel is off-hire or receiving reduced hire for more than five days during any twelve-month period, net of amounts received by us from off-hire insurance. Both we and Northern Marine have the right to terminate any of the ship management agreements if the relevant Charter has been terminated. The ship management agreements also require Northern Marine to maintain insurance for each of the vessels. Under the ship management agreements, each of our vessel owning subsidiaries pays Northern Marine a fixed fee per day per vessel, which increases 5% per year for as long as the relevant Charter is in place. In addition, for each day a vessel is on hire for over 360 days during any twelve-month period following the date the applicable vessel is delivered to us, we pay Northern Marine an incentive payment in an amount equal to the Basic Hire for such vessel. Under the ship management agreements, Northern Marine has agreed to return our vessels in-class and in the same good order and condition as when delivered, except for ordinary wear and tear. We have agreed to guarantee the obligations of each of our subsidiaries under the ship management agreements.
      Stena has agreed to guarantee the payment of amounts due to us by Northern Marine under the ship management agreements as a result of off hire or reduced hire of the vessels. In addition, if we terminate our ship management agreements with Northern Marine because Northern Marine has failed to perform its obligations under such agreements, Stena has agreed to provide a replacement ship manager to perform the obligations set forth in our ship management agreements on the same terms and for the same fixed amount payable to Northern Marine.
      Registration Rights. We have entered into a registration rights agreement with the subsidiaries of Concordia and Stena and the companies owned by Stena and Fram pursuant to which we have agreed to register the shares owned by such companies for sale to the public.

Item 8:	Financial Information
      See “Item 18. Financial Statements” and pages F-1 through F-18.
Legal Proceedings
      The nature of our business, i.e., the acquisition, chartering and ownership of our vessels, exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. Under rules related to maritime proceedings, certain claimants may be entitled to attach charterhire payable to us in certain circumstances. There are no actions or claims pending against us as of the date of this Annual Report on Form 20-F.
Dividend Policy
      We intend to pay quarterly cash dividends denominated in U.S. dollars to the holders of our common shares in amounts substantially equal to the charterhire received by us under the Charters, less cash expenses and any cash reserves established by our board of directors. We intend to declare those dividends in January, April, July and October of each year and pay those dividends in the subsequent month. Distributions to shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to additional paid-in capital.
      Under Bermuda law a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the sum of its liabilities and its issued share capital (par value) and share premium accounts (share premium being the amount of consideration paid for the subscription of shares in excess of the par value of those shares). As a result, in future years, if the realizable value of our assets decreases, our ability to pay dividends may require our shareholders to approve resolutions reducing our share premium account by transferring an amount to our contributed surplus account.
      The declaration and payment of any dividends must be approved by our board of directors. Under the terms of our credit facility, we may not declare or pay any dividends if we are in default under the credit facility.
      There can be no assurance that we will not have other cash expenses, including extraordinary expenses, which could include the costs of claims and related litigation expenses. There can be no assurance that we will not have additional expenses or liabilities, that the amounts currently anticipated for the items set forth above will not increase, that we will not have to fund any required capital expenditures for our vessels or that our board of directors will not determine to establish cash reserves. Other than the fees under our ship management agreements, none of our fees or expenses are fixed.
      The table below sets forth amounts that would be available to us for the payment of dividends for each of the fiscal years set forth below assuming that:

•	the Basic Hire is paid on all of our tankers and all of our tankers are on hire for 360 days per fiscal year;

•	no Additional Hire is paid other than the Additional Hire based on the current sub-charters with Sun International and the $1.5 million of other Additional Hire paid to us during the first quarter of 2005;

•	we have no cash expenses or liabilities other than the ship management agreements, our current directors’ fees, the current salaries and benefits of our President and our Chief Financial Officer, currently anticipated administrative and other expenses and interest under our credit facility;

•	we do not pay any taxes or have to fund any required capital expenditures with respect to our vessels;

•	no cash reserves are established by our board of directors;

•	we remain in compliance with our credit facility which requires, among other things, that the market value of our vessels exceeds 140% of our borrowings under the facility in order to pay dividends;

•	we do not issue any additional common shares or other securities or borrow any additional funds; and

•	the Charterers do not exercise any options to extend the terms of the Charters.
      The table below includes the $1.5 million of Additional Hire paid to us for our Panamax tankers and Product tankers during the first quarter of 2005 because that fiscal quarter was completed prior to the filing of this Annual Report on Form 20-F. Charter rates have declined since the first quarter of 2005. Therefore, for periods following the first quarter of 2005, Additional Hire for our Panamax tankers and Product tankers could be lower than in the first quarter of 2005, and such Additional Hire may be zero. The table below does not reflect noncash charges that we will incur, primarily depreciation on our vessels. The timing and amount of dividend payments will be determined by our board of directors and will depend on our cash earnings, financial condition, cash requirements and availability and the provisions of Bermuda law affecting the payment of dividends and other factors. The table below does not take into account any expenses we will incur if the subsidiaries of Concordia and Stena and the two companies owned by Stena and Fram exercise their rights to have us register their shares under the registration rights agreement. For an overview of the registration rights agreement, see “Item 3. Key Information — Risk Factors — If a significant number of our common shares are sold in the market, the market price of our common shares could significantly decline, even if our business is doing well.”
      We cannot assure you that our dividends will in fact be equal to the amounts set forth below. The amount of future dividends set forth in the table below represents only an estimate of future dividends based on our charter contracts, ship management agreements and an estimate of our other expenses and assumes that none of our expenses increase during the periods set forth below. The amount of future dividends, if any, could be affected by various factors, including the loss of a vessel, required capital expenditures, cash reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, increased borrowings or future issuances of securities, many of which will be beyond our control. As a result, the amount of dividends actually paid may vary from the amounts currently estimated and such variations may be material. There can be no assurance that any dividends will be paid. See “Item 3. Key Information — Risk Factors — We cannot assure you that we will pay any dividends” and “— Our Charters expire in 2009, unless extended at the option of the Charterers, and we may not be able to recharter our vessels profitably.”

      Based on the assumptions and the other matters in the preceding paragraphs, we estimate that the amount of cash available for dividends for each of the fiscal years set forth below would be as follows.

	Fiscal Year Ending
	December 31,

	2005	2006	2007

	(In millions of $, except
	per share amounts)
Basic Hire	49.5	50.2	50.9
V-MAX Additional Hire	2.6	2.4	1.1
Other Additional Hire(1)	1.5	—	—
Vessel operating expenses	(13.6)	(14.3)	(15.0)
Administrative expenses	(1.8)	(1.8)	(1.8)
Cash interest expense	(6.4)	(6.4)	(6.4)

Cash available for dividends	31.8	30.1	28.7

Estimated dividends per share(2)	2.05	1.94	1.85

(1)	For all periods following the first quarter of 2005, Additional Hire for our Panamax tankers and Product tankers is assumed to be zero for purposes of this estimate.

(2)	Based on 15,500,000 issued and outstanding common shares.
      In January 2005, we declared a dividend of $0.39 per share. That dividend was paid on January 31, 2005 to our shareholders of record on January 27, 2005. In April 2005, we declared a dividend of $0.55 per share. That dividend was paid on May 10, 2005 to our shareholders of record on May 6, 2005. The January 2005 dividend was based on our operating results for the 51-day period from the completion of our initial public offering on November 10, 2004 through the end of our fiscal year on December 31, 2004. In that period, we earned Additional Hire of $2.5 million, including Additional Hire of $2.1 million on vessels other than the V-MAX tankers. The May 2005 dividend was based on our operating results for the first quarter of the fiscal year ending December 31, 2005. In that period, we earned Additional Hire of $2.2 million, including Additional Hire of $1.5 million on vessels other than the V-MAX tankers.

Item 9:	The Offer and Listing
      Our common shares are listed on the New York Stock Exchange, under the symbol “ATB.” Trading in our shares commenced on November 5, 2004. The following table sets forth the high and low sale prices for our common shares on the New York Stock Exchange for the periods indicated.

	High	Low

2004
Fourth Quarter (November 5, 2004 through December 31, 2004)	$24.20	$20.91
2005
First Quarter	25.39	21.30

      The following table sets forth the high and low sale prices for our common shares on the New York Stock Exchange for the six most recent months.

	High	Low

December 2004	24.20	20.91
January 2005	23.50	21.30
February 2005	25.39	22.90
March 2005	24.85	22.80
April 2005	23.84	20.40
May 2005	22.35	19.41
June 2005 (through June 6, 2005)	21.44	18.75
      On June 6, 2005, the closing sale price per share for our common shares on the New York Stock Exchange was $21.00 per share.

Item 10:	Additional Information
Description of Share Capital
      The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and bye-laws, copies of which are listed as exhibits to this Annual Report on Form 20-F. You are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.
GENERAL
      We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 35836. We were incorporated on September 21, 2004 under the name Arlington Tankers Ltd. Our registered office is located at Clarendon House, 2 Church Street, Hamilton, Bermuda.
SHARE CAPITAL
      Our authorized share capital consists of 12,000 founder shares, par value $1.00 per share, 20,000,000 common shares, par value $0.01 per share and 4,000,000 undesignated preference shares par value $0.01 per share. We repurchased all outstanding founder shares in 2004. There are 15,500,000 common shares issued and outstanding and no founder shares or preference shares issued and outstanding. All of our issued and outstanding share capital is fully paid.
      Pursuant to our bye-laws, subject to the requirements of any stock exchange on which our shares are listed and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.
COMMON SHARES
      Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.
      In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

PREFERENCE SHARES
      Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of the Company.
FOUNDER SHARES
      Pursuant to Bermuda law, our minimum issued share capital is $12,000. Accordingly, at the time of our incorporation, 6,000 founder shares of par value $1.00 each were issued to each of Stena and Concordia. We repurchased the founder shares in December 2004, and as of December 31, 2004, there were no founder shares issued and outstanding.
DIVIDEND RIGHTS
      Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the sum of its liabilities and issued share capital (par value) and share premium accounts (share premium being the amount of consideration paid for the subscription of shares in excess of the par value of those shares). In future years, the realizable value of our assets may decrease, thereby restricting our ability to pay dividends unless shareholders approve a resolution reducing our share premium account by transferring an amount to our contributed surplus account. Under our bye-laws, each common share is entitled to dividends if and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.
MODIFICATION OF SHAREHOLDER RIGHTS
      If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (1) with the consent in writing of the holders of 75% in nominal value of the issued shares of that class; or (2) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those shares, vary the rights attached to existing shares. In addition, the creation or issue of preferred shares ranking prior to common shares will not be deemed to vary the rights attached to common shares.
TRANSFER OF SHARES
      Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

MEETINGS OF SHAREHOLDERS
      Our bye-laws and Bermuda law provide that any resolution required or permitted to be passed by our shareholders must be passed at an annual or special general meeting of our shareholders or by the unanimous written consent of our shareholders. Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 30 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (1) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (2) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of our issued and outstanding voting shares.
      Our bye-laws provide that, other than in connection with the exercise of certain rights granted under the Companies Act 1981 of Bermuda to propose resolutions that may properly be moved, shareholders are required to give us advance notice of any business to be introduced at any annual general meeting. The advance notice provisions provide that, for business to be properly introduced by a shareholder when such business is not specified in the notice of meeting or brought at the direction of our board of directors, the shareholder must have given notice not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to shareholders or the date on which public disclosure of the of the annual general meeting was made. Any business not properly brought before such meeting will not be transacted.
      Our bye-laws provide that the shares of any of our vessel owning subsidiaries or the vessels owned by such subsidiaries may only be sold or otherwise disposed of or (in the case of the vessels) caused to be sold or otherwise disposed of if such sale or disposal is approved by resolution of our shareholders. The bye-laws of our subsidiaries provide that the vessels owned by such subsidiaries may not be sold or otherwise disposed of without shareholder approval. These restrictions do not apply to mortgages of vessels, pledges or charges of shares of subsidiaries which own vessels, time charters, demise charters, voyage charters, contracts of affreightment, sale and lease back transactions or other similar transactions.
ACCESS TO BOOKS AND RECORDS AND DISSEMINATION OF INFORMATION
      Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings of shareholders and the company’s audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
ELECTION AND REMOVAL OF DIRECTORS
      Our bye-laws provide that our board shall consist of three directors. Our board is divided into three classes that are of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. Our bye-laws do not provide for cumulative voting in the election of directors.
      Our bye-laws provide that shareholders are required to give us advance notice of any person they wish to propose for election as a director if that person is not proposed by our board of directors. These advance notice provisions provide that the shareholder must have given written notice of such proposal not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to shareholders or the date on which public disclosure of the date of the annual general meeting was made. In the case of a special general meeting called for the purpose of electing directors, notice by the shareholder must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was mailed to shareholders or the date on which public disclosure of the date of the special general meeting was made. Any nomination not properly made will be disregarded.
      A director may be removed only for cause by the shareholders, provided notice is given to the director of the shareholders meeting convened to remove the director and provided such removal is approved by the affirmative vote of the holders of at least 80% of the issued and outstanding common shares. The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.
PROCEEDINGS OF BOARD OF DIRECTORS
      Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.
      The remuneration of our directors is determined by our board. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.
      Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting.
WAIVER OF CLAIMS BY SHAREHOLDERS; INDEMNIFICATION OF DIRECTORS AND OFFICERS
      Our bye-laws contain a provision whereby our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in our bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

AMENDMENT OF MEMORANDUM OF ASSOCIATION AND BYE-LAWS
      Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of the shareholders. In the case of certain bye-laws, such as the bye-laws relating to the classified board and director removal provisions, shareholder approval to sell a vessel or a vessel owning subsidiary, advance notice of director nominations and other business to be proposed by shareholders at general meetings of the shareholders and limitations on business combinations between us and interested shareholders, the required resolutions to amend such bye-laws must include the affirmative vote of at least 80% of the votes attaching to all our issued and outstanding shares.
      Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.
AMALGAMATIONS AND BUSINESS COMBINATIONS
      The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. Our bye-laws provide that an amalgamation (other than an amalgamation with a wholly owned subsidiary or an amalgamation discussed in the following paragraph) must be approved by a majority of the votes cast at a general meeting of our shareholders at which the quorum shall be two or more persons representing more than 50% of our issued and outstanding voting shares.
      Although Bermuda law does not contain specific provisions regarding “business combinations” between companies incorporated under the laws of Bermuda and “interested shareholders,” our bye-laws contain such provisions. Our bye-laws require that, in addition to any other approval that may be required by applicable law, any business combination with an interested shareholder within a period of three years after the date of the transaction in which the person became an interested shareholder must be approved by our board and authorized at an annual or special general meeting by the affirmative vote of at least 66 2/3% of our issued and outstanding voting shares that are not owned by the interested shareholder, unless:

•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and outstanding voting shares at the time the transaction commenced.
      For purposes of these provisions, “business combinations” include mergers, amalgamations, consolidations and sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets. An “interested shareholder” is a person that beneficially owns 15% or more of our issued and outstanding voting shares and any person affiliated or associated with us that owned 15% or more of our issued and outstanding voting shares at any time three years prior to the relevant time, except that so long as Concordia either alone or together with any of its affiliates and associates owns 15% or more of our issued and outstanding voting shares, neither Concordia nor any of its affiliates or associates shall be an interested shareholder unless Concordia or its affiliates or associates acquires additional voting shares representing 3% or more of our issued and outstanding voting shares.
APPRAISAL RIGHTS AND SHAREHOLDER SUITS
      Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder’s shares may apply to the Supreme Court of Bermuda within one month of notice of the shareholders meeting to appraise the fair value of those shares.
      Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
      When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.
CAPITALIZATION OF PROFITS AND RESERVES
      Pursuant to our bye-laws, our board of directors may (1) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (2) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.
REGISTRAR OR TRANSFER AGENT
      A register of holders of the common shares is maintained by Codan Services Limited in Bermuda, and a branch register is maintained in the United States by HSBC Bank USA, N.A., who serves as branch registrar and transfer agent.
UNTRACED SHAREHOLDERS
      Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for seven years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by mail or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend warrant or check.

MATERIAL CONTRACTS
      Other than the Memoranda of Agreement, Charters, the Ship Management Agreements, our Guarantees and our Secured Loan Facility Agreement, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business.
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SHAREHOLDERS
      We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.
      The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in any filing that we make with the SEC, including this Annual Report on Form 20-F. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.
      In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.
Taxation
TAXATION OF THE COMPANY

Bermuda taxation of the Company
      At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax or capital transfer tax payable by us. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

United States federal income taxation of the Company
      The following discussion describes the material U.S. federal income tax consequences, as of the date hereof, to the Company. The discussion is based upon the provisions of the U.S. Internal Revenue Code (the “Code”), the U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date of this Annual Report on Form 20-F, and all of which may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. We have not obtained a ruling from the Internal Revenue Service (“IRS”) on the matters discussed below, and the views expressed below have no binding effect on the IRS. We cannot assure you that our conclusions below would be sustained by a court of law if challenged by the IRS.
      It is anticipated that substantially all of our gross income will be derived from and attributable to the ownership, use and operation of vessels in international commerce by us and will principally consist of income from time charters (“Time Chartering Income”).

General Taxation of Operating Income
      Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels in the carriage of passengers or cargo for hire, from the leasing of vessels for use in the carriage of passengers or cargo for hire on a time or voyage, space or slot, or bareboat charter basis, or from the performance of services incidental to such use (“Shipping Income”), to the extent that such Shipping Income is derived from sources within the United States (“U.S.-source Shipping Income”). For these purposes, U.S.-source Shipping Income includes:

•	50% of Shipping Income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States (“50% U.S.-source Shipping Income”); and

•	100% of shipping income that is attributable to transportation that both begins and ends in the United States.
      In the absence of an exemption (discussed below), gross U.S.-source Shipping Income generally is subject to a 4% tax on the amount of such income, not reduced by any deductions. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

Exemption of Operating Income from U.S. Taxation
      If we qualify for the exemption from U.S. federal income tax pursuant to Section 883 of the Code (the “Section 883 Exemption”), our Shipping Income will not be subject to U.S. federal income tax. We believe that we qualify for the Section 883 Exemption. However, there can be no assurance that we will continue to qualify for the Section 883 Exemption in the future.
      Our Shipping Income will qualify for the Section 883 Exemption for a taxable year if in respect of the category of Shipping Income for which the exemption is being claimed:

•	our subsidiary generating the Shipping Income (or the company, with respect to Shipping Income of a subsidiary that is treated as a disregarded entity for U.S. federal income tax purposes) is organized in a foreign country that grants an “equivalent exemption” from tax to corporations organized in the United States; and

•	either

•	our common shares are “primarily and regularly traded on an established securities market” in that same foreign country, in the United States or in another country that grants an “equivalent exemption” to United States corporations during the applicable taxable year (the “Publicly Traded Test”); or

•	more than 50% of the value of our shares is treated as owned, directly or indirectly, for at least half of the number of days in the taxable year by one or more “qualified shareholders” (the “Ownership Test”).
      The U.S. Treasury Department has recognized Bermuda, our country of organization and our subsidiaries’ country of organization, as a foreign country that grants an equivalent exemption to United States corporations. Our qualification for the Section 883 Exemption should thus depend solely upon whether we meet either the Publicly Traded Test or the Ownership Test.

      As explained below, we believe that we satisfy the Publicly Traded Test. However, there can be no assurance that we will continue to satisfy the test in the future.
      The Publicly Traded Test. Final regulations were issued in 2003 that define the scope of the Publicly Traded Test. The regulations define the term “primarily and regularly traded on an established securities market,” for purposes of the Publicly Traded Test.
      Under the regulations, shares traded on an established securities market in a particular country will be considered to be “primarily and regularly traded” on a securities market in that country if:

•	with respect to each class of shares, the number of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares traded during that year on established securities markets in any other single country;

•	shares representing more than 50% of all classes of the issuer’s outstanding shares (by voting power and value) is listed on that market or markets during the taxable year; and

•	with respect to each class of the issuer’s shares relied on to meet the more than 50% requirement immediately above, it is further required that each such class is traded on that market or markets, other than in de minimis quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year), and the aggregate number of shares in each such class of the issuer’s shares that are traded on that market or markets during the taxable year is at least 10 percent of the average number of shares outstanding in that class during the taxable year or as appropriately adjusted in the case of a short taxable year.
      We believe that our shares should be considered primarily and regularly traded on the New York Stock Exchange in accordance with the requirements set forth above. Even if this were not the case, the regulations provide that these requirements will be deemed satisfied if such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.
      More than 50% of our common shares, the sole class of our shares that is issued and outstanding, are listed on the New York Stock Exchange, which is an established securities market in the United States. In addition, our shares are regularly quoted by dealers making a market in our shares. Accordingly, we believe that we currently satisfy the Publicly Traded Test.
      Notwithstanding the foregoing, the regulations also provide, in pertinent part, that a class of shares will not meet the Publicly Traded Test for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, for more than half the number of days during the taxable year by persons who each own, actually or constructively under specified share attribution rules, 5% or more of the vote and value of the outstanding shares (“5% Shareholders”). For purposes of determining the persons who actually or constructively own 5% or more of our stock, the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission, or SEC. The regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.
      Based on our review of such filings with the SEC through May 1, 2005, 5% Shareholders beneficially owned a maximum of approximately 23.2% of our shares during our 2004 taxable year and through May 1, 2004, which is less than 50% of our shares. Accordingly, we believe that we satisfied the Publicly Traded Test during 2004 and continued to satisfy that test as of May 1, 2005. However, 50% or more of our shares may be held by 5% Shareholders in the future, in which case we may not satisfy the Publicly Traded Test unless we can establish that there are sufficient 5% Shareholders that are considered to be “qualified shareholders” (as defined below under “— The Ownership Test”) to preclude “non-qualified” 5% Shareholders from owning 50% or more of our outstanding shares. In that case, under the regulations, we would have to satisfy certain substantiation requirements regarding the identity of our stockholders in order to qualify for the Section 883 Exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.
      The Ownership Test. The regulations also address whether a foreign corporation’s shareholders are “qualified shareholders” for purposes of the Ownership Test. In general, shareholders will be qualified shareholders only if the shareholders:

•	are either (A) individuals who are residents of a country that grants an equivalent exemption, (B) certain governmental entities of a country that grants an equivalent exemption, (C) foreign corporations organized in a country that grants an equivalent exemption and that satisfy the Publicly Traded Test, (D) certain not-for-profit organizations organized in a country that grants an equivalent exemption, (E) individual beneficiaries of certain pension funds that are administered in or by a country that grants an equivalent exemption, or (F) shareholders of certain foreign corporations that are airlines organized in a country that grants an equivalent exemption. For these purposes, shares owned by a corporation, partnership, estate or trust are treated as proportionately owned by its shareholders, partners or beneficiaries, as the case may be;

•	do not own their interests in the corporation through bearer shares; and

•	provide required documentation to the corporation and the corporation satisfies applicable reporting requirements.
      If in the future we believe that more than 50% of our shares are owned by residents of countries that grant equivalent exemptions (and we do not satisfy the Publicly Traded Test), we may seek the required documentation from our shareholders to enable us to satisfy the Ownership Test. Because of the difficulties in obtaining the required documentation from our shareholders, however, there can be no assurance that we will be able to satisfy the Ownership Test.
      While we believe that we qualify for the Section 883 Exemption, if the exemption is not applicable to us, we generally will be subject to a 4% U.S. federal income tax on our U.S.-source Shipping Income. If the benefits of the Section 883 Exemption were unavailable and our U.S.-source Shipping Income were considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source Shipping Income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.
      Our U.S.-source Shipping Income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S.-source Shipping Income; and

•	substantially all of our U.S.-source Shipping Income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
      We do not have, and do not intend to permit circumstances that would result in having, any vessel sailing to or from the United States on such a regularly scheduled basis. Based on the foregoing and on the mode of our shipping operations and other activities, we believe that none of our U.S.-source Shipping Income is or will be “effectively connected” with the conduct of a United States trade or business.

Gain on Sale of Vessels
      Regardless of whether we qualify for the Section 883 Exemption, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States, as determined for U.S. federal income tax purposes, and we do not maintain an office or other fixed place of business in the United States that participated in such sale. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel and risk of loss with respect to the vessel pass to the buyer outside of the United States. We intend to structure sales of our vessels, to the extent commercially feasible, so that the sale of any vessel will be considered to occur outside of the United States.
TAX CONSEQUENCES TO HOLDERS
      The following is a discussion of the material Bermuda and U.S. federal income tax consequences relating to the acquisition, ownership or disposition of our common shares and should not be construed as legal or professional tax advice. This discussion is based on the laws as in force and as applied in practice as of the date of this report and is subject to any subsequent modifications to those laws or practices, which modifications may apply with retroactive effect. You are urged to consult your tax advisors concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction.

Bermuda tax consequences to holders
      At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

United States federal income tax consequences to holders
      The following is a discussion of the material U.S. federal income tax consequences to holders of our common shares as of the date hereof. The discussion is based upon the provisions of the Code, the U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date of this report, and all of which may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. We have not obtained a ruling from the IRS on the matters discussed below, and the views expressed below have no binding effect on the IRS. We cannot assure you that our conclusions below would be sustained by a court of law if challenged by the IRS.
      The discussion below does not address the effects of any state, local or non-U.S. or other tax laws. In addition, the discussion below relates only to persons who hold our common shares as a capital asset. The tax treatment of a holder may vary depending upon the holder’s particular situation. This discussion does not address special situations, such as those of dealers in securities or currencies, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, financial institutions, persons holding common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, persons that own 10% or more of our voting shares, investors in pass-through entities, or U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar. This discussion also assumes that any dividends will be payable, and sales and exchanges of our common shares will be effected, in U.S. dollars. Holders are urged to consult their tax advisors as to the tax consequences to them of acquiring, owning and disposing of our common shares, including the effects of state, local, non-U.S. and other tax laws.
      As used in this section, a “U.S. Holder” means a beneficial owner of our common shares who is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
      If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares we urge you to consult your tax advisor.

United States Federal Income Tax Consequences to U.S. Holders
      Distributions. Subject to the discussion below under — “Passive Foreign Investment Company Considerations,” distributions made to U.S. Holders on our common shares will be taxable as dividend income to the extent that the distributions are made out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital which reduces the U.S. Holder’s tax basis in our common shares to the extent thereof, and thereafter as capital gain from the sale or exchange of our common shares. Dividend income generally is taxed as ordinary income. However, dividends paid through 2008 will generally be taxed to individuals (and certain trusts and estates) at the rates applicable to long-term capital gains, provided that a minimum holding period and other requirements are satisfied and that we are not treated as a PFIC as discussed below. Dividends received on our common shares by corporate U.S. Holders generally will not be eligible for the dividends received deduction.
      For U.S. foreign tax credit purposes, amounts taxable as dividends generally will be treated as foreign source income and generally will constitute “passive” income. The rules relating to the determination of U.S. foreign tax credits are complex, and we urge U.S. Holders to consult their tax advisor to determine whether and to what extent they will be entitled to these credits.
      Disposition. Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” gain or loss recognized by a U.S. Holder of our common shares on the sale, exchange or other disposition of our common shares generally will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the common shares surrendered. Long-term capital gains derived from the sale, exchange or other disposition of our common shares realized by noncorporate U.S. Holders are generally eligible for reduced rates of taxation. The gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for our common shares is more than one year. Any gain or loss so recognized generally will be U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.
      Passive Foreign Investment Company Considerations. Special and adverse U.S. income tax rules apply to a U.S. Holder that holds shares in a foreign corporation classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. In general, we will be treated as a PFIC for

U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

•	75% or more of our gross income in the taxable year is “passive income” (generally including dividends, interest, rents, royalties, gains from commodities and securities transactions, annuities, gains from the disposition of assets producing passive income, and amounts derived by reason of the temporary investment of funds raised in our initial public offering ); or

•	50% or more of our assets in the taxable year (averaged over the year and generally determined based upon value) produce, or are held for the production of, passive income.
      For purposes of determining whether we are a PFIC, we are treated as earning and owning the income and assets, respectively, of any of our subsidiary corporations that are treated as disregarded entities for U.S. federal income tax purposes. In addition, income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
      Based on our method of operation, our gross income and gross assets during the 2004 taxable year, we do not believe that we were a PFIC for the 2004 taxable year or will become a PFIC with respect to this or any future taxable year. In this regard, we treat our Time Chartering Income as services income, rather than rental income. Accordingly, we believe that our Time Chartering Income does not constitute passive income, and the assets that we own and operate in connection with the production of that income, primarily the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC.
      There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, because there are uncertainties in the application of the PFIC rules, because the PFIC test is an annual test, and because, although we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, there could be changes in the nature and extent of our operations in future years, there can be no assurance that we will not become a PFIC in this or any future taxable year.
      If we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), each U.S. Holder who is treated as owning our shares for purposes of the PFIC rules would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions (i.e., the portion of any distributions received by the U.S. Holder on our common shares in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the common shares) and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the U.S. Holder’s holding period of our common shares. The U.S. federal income tax at ordinary rates and interest would not be imposed if the U.S. Holder either elects to treat the company as a “qualified electing fund” (a “QEF election”) or makes a mark-to-market election, as discussed below.
      The above rules relating to the taxation of excess distributions and dispositions will not apply to a U.S. Holder who has made a timely QEF election for all taxable years that the holder has held its common shares and the Company was a PFIC. Instead, each U.S. Holder who has made a timely QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of the net capital gain of the Company as long-term capital gain, regardless of whether the Company has made any distributions of the earnings or gain. The U.S. Holder’s basis in the common shares will be increased to reflect taxed but undistributed income. Distributions of income that had been previously taxed will result in a corresponding reduction in the basis in the common shares and will not be taxed again once distributed. A U.S. Holder making a QEF election would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. U.S. Holders should be aware, however, that if, contrary to our expectations, we were classified as a PFIC, we might not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make a QEF election.
      Alternatively, if we were to be treated as a PFIC for any taxable year and provided that our common shares are treated as “marketable,” a U.S. Holder may make a mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the common shares at the close of any taxable year over the U.S. Holder’s adjusted tax basis in the common shares is included in the U.S. Holder’s income as ordinary income. In addition, the excess, if any, of the U.S. Holder’s adjusted tax basis at the close of any taxable year over the fair market value of the common shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains on the shares that the U.S. Holder previously included in income under the election in prior taxable years. If a U.S. Holder makes a mark-to-market election after the beginning of its holding period of our common shares, the U.S. Holder would be subject to interest charges with respect to the inclusion of ordinary income attributable to the period before the effective date of such election. A U.S. Holder’s tax basis in its common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.
      A U.S. Holder who holds our common shares during a period when we are a PFIC will generally be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. Holder’s holding of our common shares, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a mark-to-market or QEF election. U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including as to the advisability of choosing to make a QEF or mark-to-market election.
      Information Reporting And Backup Withholding. In general, information reporting requirements will apply to U.S. Holders, other than certain exempt recipients (such as corporations), with respect to payments of dividends on, and to proceeds from the disposition of, our common shares. Backup withholding tax will generally apply to such payments if the U.S. Holder fails to provide a correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. U.S. Holders are urged to consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on, and dispositions of, our common shares.

United States Federal Income Tax Consequences to Non-U.S. Holders
      A non-U.S. Holder is a beneficial owner of our common shares, other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes, who is not a U.S. Holder.
      Distributions and Disposition. In general, and subject to the discussion above under “— Information Reporting and Backup Withholding,” a non-U.S. Holder will not be subject to U.S. federal income or withholding tax on income from distributions with respect to, or gain upon the disposition of, our common shares, unless (1) such income or gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States, and in a case where the non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to such income or gain, that income or gain is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States, (2) in the case of gain realized by an individual non-U.S. Holder upon a disposition of our common shares, the non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other applicable conditions are met or (3) with respect to distributions, at least 25% of our gross income for the three-year period preceding the year the distribution is declared is effectively connected with the conduct by us of a trade or business in the United States.

      In the event that clause (1) in the preceding paragraph applies, the income or gain generally will be subject to regular U.S. federal income tax in the same manner as if the income or gain, as the case may be, were realized by a U.S. Holder. In addition, if the non-U.S. Holder is a non-U.S. corporation, the earnings and profits that are attributable to effectively connected income may be subject to a branch profits tax at a rate of 30%, or at a lower rate as may be provided by an applicable income tax treaty. In the event that clause (2), but not clause (1), in the preceding paragraph applies, the gain generally will be subject to tax at a rate of 30%, or a lower rate as may be provided by an applicable income tax treaty. In the event that clause (3), but not clause (1), in the preceding paragraph applies, a portion of the distribution generally will be subject to U.S. federal withholding tax at a rate of 30%, or a lower rate as may be provided by an applicable income tax treaty.
      Information Reporting And Backup Withholding. If our common shares are held by a non-U.S. Holder through a non-U.S., and non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required with respect to distributions on, and dispositions of, our common shares. Information reporting, and possibly backup withholding, may apply if our common shares are held by a non-U.S. Holder through a U.S., or U.S. related, broker or financial institution and the non-U.S. Holder fails to provide a taxpayer identification number, certify as to its foreign status on IRS Form W-8BEN or other applicable form, or otherwise establish an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. Non-U.S. Holders are urged to consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on, and dispositions of, our common shares.

Documents on Display
      We are subject to the reporting requirements of foreign private issuers under the U.S. Securities Exchange Act of 1934. Pursuant to the Exchange Act, we file or submit reports and other information, including this Annual Report on Form 20-F with the SEC. You may read and copy any materials we file with or submit to the SEC at its Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You can obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically, which you can access over the internet at http://www.sec.gov.
      You may request a copy of our filings at no cost, by writing or telephoning us at the following address and telephone number:
Arlington Tankers Ltd.
First Floor, The Hayward Building
22 Bermudiana Road
Hamilton, HM 11
Bermuda
(441) 292-4456

Item 11:	Quantitative and Qualitative Disclosures About Market Risk
      See “Item 5. Operating and Financial Review and Prospects.”

Item 12:	Description of Securities other than Equity Securities
      Not Applicable.
Part II

Item 13:	Defaults, Dividend Arrearages and Delinquencies
      Not Applicable.

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders
      Not Applicable.

Use of Proceeds
      In 2004, we registered our common shares in connection with our initial public offering under the Securities Act of 1933, as amended. Our Registration Statement on Form F-1 (Registration No. 333-1119869) in connection with our initial public offering was declared effective by the SEC on November 4, 2004. The offering commenced as of November 5, 2004 and was completed on November 10, 2004. The offering did not terminate before any securities were sold. As of the date of the filing of this Annual Report on Form 20-F, the offering has terminated. An aggregate of 13,167,500 common shares were sold in the offering, consisting of 11,450,000 shares sold by us and 1,717,500 shares sold by certain of our shareholders in connection with the underwriters’ exercise of their over-allotment option. The managing underwriters of the offering were UBS Securities LLC and Jefferies & Company, Inc.
      All 13,167,500 common shares registered in the offering were sold at the initial public offering price of $20.00 per share. The aggregate purchase price of the offering was approximately $263.4 million, of which $229.0 million represented proceeds from an issuance and sale of 11,450,000 common shares by us and $34.4 million represented proceeds from the sale of 1,717,500 shares by the selling shareholders. We did not receive any proceeds from the sale of shares by the selling shareholders. We paid underwriting discounts and commissions of approximately $15.2 million in connection with the offering and other expenses to third parties of approximately $2.5 million, resulting in net proceeds to us of approximately $211.3 million. The selling shareholders paid underwriting discounts and commissions of approximately $2.3 million. No payments of offering-related expenses were made by us directly or indirectly (1) to any of our directors, officers or their associates, (2) to any persons owning 10% or more of any class of our equity securities or (3) to any of our affiliates.
      We used the entire net proceeds that we received from the offering, together with borrowings under our secured credit facility and the issuance of 4,050,000 common shares, to purchase our fleet of vessels from subsidiaries Concordia and Stena and two companies owned by Stena and Fram. The sellers of the vessels are affiliates of persons owning 10% or more of our common shares and, at the time of the offering, our founder shares.
      There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus filed with the SEC pursuant to Rule 424(b).

Item 15:	Controls and Procedures
      Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2004. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934, or Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of

December 31, 2004, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.
      No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A:	Audit Committee Financial Expert
      Our Board of Directors has determined that the Company has at least one audit committee financial expert, Stephen O. Jaeger, serving on its Audit Committee.

Item 16B:	Code of Ethics
      Our board of directors has adopted a Code of Ethics and Business Conduct that sets forth legal and ethical standards of conduct for directors and employees, including executive officers, of us and our subsidiaries and any other business entities controlled by us worldwide. Our Code of Ethics and Business Conduct is available on our website at www.arlintontankers.com, or you may request a copy of our Code of Ethics and Business Conduct, at no cost, by writing to or telephoning us at the following address and telephone number:
Arlington Tankers Ltd.
First Floor, The Hayward Building
22 Bermudiana Road
Hamilton, HM 11
Bermuda
(441) 292-4456

Item 16C:	Principal Accountant Fees and Services

Audit Fees
      During the fiscal year ended December 31, 2004, KPMG in Bermuda billed us an aggregate of $206,000 in fees for professional services rendered in connection with the audit of the company’s financial statements for the fiscal year ended December 31, 2004. In addition, during the fiscal year ended December 31, 2004, Stena paid $480,000 to KPMG Bohlins AB for professional services rendered in connection with our initial public offering.

Audit-Related Fees
      During the fiscal year ended December 31, 2004, KPMG in Bermuda did not bill us for audit-related services.

Tax Fees
      During the fiscal year ended December 31, 2004, KPMG in Bermuda did not bill us for tax related services.

All Other Fees
      During the fiscal year ended December 31, 2004, KPMG in Bermuda did not bill us for other services rendered to us and our affiliates.

Pre-Approval Policies for Non-Audit Services
      We have established a policy pursuant to which we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service.

      The audit committee pre-approved 100% of the services performed for the company by KPMG in Bermuda during 2004.

Item 16D:	Exemptions from the Listing Standards for Audit Committees
      Not Applicable.

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      Not Applicable.

Item 17:	Financial Statements
      Not Applicable.

Item 18:	Financial Statements
      See pages F-1 through F-18.

Item 19:	Exhibits
      The exhibits listed in the Exhibit Index are filed herewith in response to this Item.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARLINGTON TANKERS LTD.

By:	/s/ Arthur L. Regan

Name: Arthur L. Regan
Title: President and Chief Executive Officer
Date: June 9, 2005

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1	.1*	Memorandum of Association

1	.2*	Bye-laws

4	.1*	Form of Common Share Certificate

4	.2*	Registration Rights Agreement

8	.1*	Subsidiaries

10	.1*	US$135,000,000 Secured Loan Facility Agreement

10	.2.1*	Memorandum of Agreement for sale of Stena Companion

10	.2.2*	Memorandum of Agreement for sale of Stena Compatriot

10	.2.3*	Memorandum of Agreement for sale of Stena Concord

10	.2.4*	Memorandum of Agreement for sale of Stena Consul

10	.2.5*	Memorandum of Agreement for sale of Stena Victory

10	.2.6*	Memorandum of Agreement for sale of Stena Vision

10	.3.1*	Time Charter Party for Stena Companion

10	.3.2	Amendment No. 1 to Time Charter Party for Stena Companion

10	.3.3*	Time Charter Party for Stena Compatriot

10	.3.4	Amendment No. 1 to Time Charter Party for Stena Compatriot

10	.3.5*	Time Charter Party for Stena Concord

10	.3.6	Amendment No. 1 to Time Charter Party for Stena Concord

10	.3.7*	Time Charter Party for Stena Consul

10	.3.8	Amendment No. 1 to Time Charter Party for Stena Consul

10	.3.9*	Time Charter Party for Stena Victory

10	.3.10	Amendment No. 1 to Time Charter Party for Stena Victory

10	.3.11*	Time Charter Party for Stena Vision

10	.3.12	Amendment No. 1 to Time Charter Party for Stena Vision

10	.4.1*	Ship Management Agreement for Stena Companion

10	.4.2	Amendment No. 1 to Ship Management Agreement for Stena Companion

10	.4.3*	Ship Management Agreement for Stena Compatriot

10	.4.4	Amendment No. 1 to Ship Management Agreement for Stena Compatriot

10	.4.5*	Ship Management Agreement for Stena Concord

10	.4.6	Amendment No. 1 to Ship Management Agreement for Stena Concord

10	.4.7*	Ship Management Agreement for Stena Consul

10	.4.8	Amendment No. 1 to Ship Management Agreement for Stena Consul

10	.4.9*	Ship Management Agreement for Stena Victory

10	.4.10	Amendment No. 1 to Ship Management Agreement for Stena Victory

10	.4.11*	Ship Management Agreement for Stena Vision

10	.4.12	Amendment No. 1 to Ship Management Agreement for Stena Vision

10	.5.1*	Stena Guaranty of Time Charter for Stena Companion

10	.5.2*	Stena Guaranty of Time Charter for Stena Compatriot

10	.5.3*	Stena Guaranty of Time Charter for Stena Concord

10	.5.4*	Stena Guaranty of Time Charter for Stena Consul

10	.5.5*	Concordia Guaranty of Time Charter for Stena Victory

10	.5.6*	Concordia Guaranty of Time Charter for Stena Vision

10	.6.1*	Stena Standby Charter Agreement for Stena Victory

10	.6.2*	Stena Standby Charter Agreement for Stena Vision

10	.7.1*	Stena Guaranty of Off-Hire and Replacement of Ship Manager for Stena Companion

10	.7.2*	Stena Guaranty of Off-Hire and Replacement of Ship Manager for Stena Compatriot

10	.7.3*	Stena Guaranty of Off-Hire and Replacement of Ship Manager for Stena Concord

Exhibit
Number		Description of Exhibit

10	.7.4*	Stena Guaranty of Off-Hire and Replacement of Ship Manager for Stena Consul

10	.7.5*	Stena Guaranty of Off-Hire and Replacement of Ship Manager for Stena Victory

10	.7.6*	Stena Guaranty of Off-Hire and Replacement of Ship Manager for Stena Vision

10	.8.1*	Arlington Guaranty of Time Charter for Stena Companion

10	.8.2*	Arlington Guaranty of Time Charter for Stena Compatriot

10	.8.3*	Arlington Guaranty of Time Charter for Stena Concord

10	.8.4*	Arlington Guaranty of Time Charter for Stena Consul

10	.8.5*	Arlington Guaranty of Time Charter for Stena Victory

10	.8.6*	Arlington Guaranty of Time Charter for Stena Vision

10	.9.1*	Arlington Guaranty of Ship Management Agreement for Stena Companion

10	.9.2*	Arlington Guaranty of Ship Management Agreement for Stena Compatriot

10	.9.3*	Arlington Guaranty of Ship Management Agreement for Stena Concord

10	.9.4*	Arlington Guaranty of Ship Management Agreement for Stena Consul

10	.9.5*	Arlington Guaranty of Ship Management Agreement for Stena Victory

10	.9.6*	Arlington Guaranty of Ship Management Agreement for Stena Vision

12.1		Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)

12.2		Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
13.1		Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2		Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

*	Incorporated herein by reference from the Registrant’s Registration Statement on Form F-1 (File No. 333-119869).

ARLINGTON TANKERS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Arlington Tankers Ltd.
      We have audited the accompanying consolidated balance sheet of Arlington Tankers Ltd. and its subsidiaries (“the Company”) as of December 31, 2004 and the related consolidated statements of operations and comprehensive income, changes in combined predecessor equity and shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Arlington Tankers Ltd. and its subsidiaries as of December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with United States generally accepted accounting principles.
KPMG
Chartered Accountants
Hamilton, Bermuda
May 12, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Arlington Tankers Ltd.
      We have audited the accompanying predecessor combined carve-out balance sheets of the predecessor to Arlington Tankers Ltd. and its subsidiaries (the “Company”) as of December 31, 2003, and the related predecessor combined carve-out statements of operations, changes in combined predecessor equity, and cash flows for each of the years in the two-year period ended December 31, 2003. These predecessor combined carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the aforementioned predecessor combined carve-out financial statements present fairly, in all material respects, the financial position of the predecessor to the Company as of December 31, 2003, and the results of their operations and their cash flows for each of the years in the two-year period then ended, in conformity with United States generally accepted accounting principles.
KPMG Bohlins AB
Stockholm, Sweden
October 20, 2004
/s/ Cronie Wallquist

Cronie Wallquist
Partner

ARLINGTON TANKERS LTD.
Consolidated Balance Sheets as of
December 31, 2004 and 2003

	December 31,	December 31,
	2004	2003

	(In thousands of $, except
	share and per share amounts)
ASSETS
Current assets
Cash and cash equivalents	5,960	1,194
Prepaid expenses and accrued income	1,346	208
Other receivables	2,102	206
Interest rate swap agreement at fair value	1,214	—

Total current assets	10,622	1,608
Newbuildings	—	36,185
Vessels, net	281,441	154,465
Deferred debt issuance cost	787	158

Total assets	292,850	192,416

LIABILITIES, COMBINED PREDECESSOR EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses	1,323	490
Unearned revenue	2,040	—
Amount due to Concordia	—	45,899

Total current liabilities	3,363	46,389
Long term liabilities
Long term debt	135,000	41,334
Amount due to Stena	—	29,185
Amount due to Concordia	—	52,622
Amount due to Fram	—	7,176

Total liabilities	138,363	176,706

Combined predecessor equity	—	15,710

Shareholders’ equity
Common shares, par value $0.01 per share, 20,000,000 shares authorized, 15,500,000 and 0 shares issued and outstanding as of December 31, 2004 and 2003 respectively	155	—
Preference shares, par value $0.01 per share, 4,000,000 shares authorized, none issued or outstanding	—	—
Additional paid-in capital	148,828	—
Accumulated other comprehensive income	1,214	—
Retained earnings	4,290	—

Total shareholders’ equity	154,487	—

Total liabilities, combined predecessor equity and shareholders’ equity	292,850	192,416

See accompanying notes to these Consolidated Financial Statements.

ARLINGTON TANKERS LTD.
Consolidated Statements of Operations and Comprehensive Income for the years ended
December 31, 2004, 2003 and 2002

	Year Ended December 31,

	2004	2003	2002

	(In thousands of $, except share and
	per share amounts)
Operating revenues
Charter revenues	59,602	29,963	27,537
Commission to Stena	(501)	(375)	(344)
Commission to others	(1,143)	(750)	(689)

Total operating revenues, net	57,958	28,838	26,504

Operating expenses
Vessel operating expenses, other	15,988	5,995	5,529
Vessel operating expenses, Stena	1,374	191	167
Vessel operating expenses, Concordia	213	420	520
Voyage expenses	—	—	10
Depreciation	11,421	6,872	6,872
Administrative expenses	1,676	927	960

Total operating expenses	30,672	14,405	14,058

Operating income	27,286	14,433	12,446

Financial income (expenses)
Interest income	49	—	30
Interest expense, Concordia	(654)	(2,250)	(1,610)
Interest expense, Stena	(1,836)	—	—
Interest expense, Fram	(133)	—	—
Interest expense, other	(4,088)	(2,442)	(4,332)
Foreign currency exchange loss	—	(3,654)	(661)
Other financial items	(273)	(174)	(104)

Financial income (expenses), net	(6,935)	(8,520)	(6,677)

Net income	20,351	5,913	5,769

Other comprehensive income
Net unrealized gain on derivative instrument during the year	1,214	—	—

Total other comprehensive income	1,214	—	—

Comprehensive income	21,565	5,913	5,769

Earnings per common share — basic and diluted	$0.28	N/A	N/A

Weighted average number of shares outstanding — basic and diluted	15,500,000	N/A	N/A

      As described in Note 1, the Company completed its initial public offering on November 10, 2004. As a result, the weighted average number of shares outstanding reflects the period November 10, 2004 through December 31, 2004. In addition, the earnings per common share is also presented for the period November 10, 2004 through December 31, 2004, as the earnings for the period January 1, 2004 through November 9, 2004 accrued to the benefit of the predecessor shareholders.
See accompanying notes to these Consolidated Financial Statements.

ARLINGTON TANKERS LTD.
Consolidated Statements of Changes in Combined
Predecessor Equity and Shareholders’ Equity
for the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	(In thousands of $)
COMBINED PREDECESSOR EQUITY
Balance at the beginning of the year	15,710	9,773	3,980
Net income attributable to predecessor shareholders	16,061	5,913	5,769
Shares issued	—	24	24
Contribution by predecessor shareholders	38,001	—	—
Distribution to predecessor shareholders	(69,772)	—	—

Total combined predecessor equity	—	15,710	9,773

SHAREHOLDERS’ EQUITY
COMMON SHARES
Balance at the beginning of the year	—
Shares issued	167
Repurchase of founder shares	(12)

Balance at the end of the year	155

ADDITIONAL PAID-IN CAPITAL
Balance at the beginning of the year	—
Contribution by shareholders*	292,198
Deemed distribution to predecessor shareholders	(143,370)

Balance at the end of the year	148,828

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at the beginning of the year	—
Other comprehensive income	1,214

Balance at the end of the year	1,214

RETAINED EARNINGS
Balance at the beginning of the year	—
Net income for the period from November 10, 2004 through December 31, 2004	4,290

Balance at the end of the year	4,290

Total shareholders’ equity	154,487

*	The contribution by shareholders is shown net of underwriting discounts and commissions of $15.2 million and initial public offering expenses of $2.5 million.
See accompanying notes to these Consolidated Financial Statements.

ARLINGTON TANKERS LTD.
Consolidated Statements of Cash Flows for the years ended
December 31, 2004, 2003 and 2002

	Year Ended December 31,

	2004	2003	2002

	(In thousands of $, except share and
	per share amounts)
Operating activities
Net income	20,351	5,913	5,769
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,421	6,872	6,872
Unrealized exchange losses	—	3,654	661
Amortization of debt issuance costs	209	64	64
Changes in operating assets and liabilities:
Prepaid expenses and accrued income	(1,138)	140	273
Other receivables	(1,896)	(200)	6
Accrued expenses and other current liabilities	833	(1,068)	(634)
Unearned revenue	2,040	—	—

Net cash provided by operating activities	31,820	15,375	13,011

Investing activities
Capital expenditure on vessels	(102,212)	(36,488)	(244)

Net cash used in investing activities	(102,212)	(36,488)	(244)

Financing activities
Proceeds from long term debt	239,666	—	105,000
Repayment of long term debt	(146,000)	(63,666)	(116,666)
Increase in debt issuance costs	(838)	—	—
Increase (decrease) in amounts due to Stena and Concordia	(127,706)	78,183	(6,906)
Increase (decrease) in amount due to Fram	(7,176)	7,176	—
Distribution to predecessor shareholder	(69,772)	—	—
Proceeds on issues of new shares	211,353	—	—
Deemed distribution to predecessor shareholders	(62,370)	—	—
Issue of share capital — founder shares	12	—	—
Repurchase of share capital — founder shares	(12)	—	—
Predecessor paid-in capital	38,001	24	24

Net cash provided by (used in) financing activities	75,158	21,717	(18,548)

Net increase (decrease) in cash	4,766	604	(5,781)
Cash and cash equivalents at beginning of year	1,194	590	6,371

Cash and cash equivalents at end of year	5,960	1,194	590

Interest paid	6,711	5,905	6,104

Supplemental Cash Flow Information
      As described in Note 1, the Company completed its initial public offering on November 10, 2004 by issuing and selling 11,450,000 common shares, par value $0.01 per share, at a price to the public of $20 per share, raising gross proceeds (before underwriting discounts and commissions of $15.2 million and initial public offering expenses of $2.5 million) of $229 million. Simultaneously, the Company issued a total of 4,050,000 common shares at a price of $20 per share to Stena, Concordia and Fram, or total consideration of $81 million, as part of the settlement of the purchase price of the Vessels acquired. On acquisition of the Vessels, the excess of the purchase price over the historical book value at which the predecessor shareholders carried the Vessels on their books was considered a deemed distribution of $143.3 million to those predecessor shareholders.
See accompanying notes to these Consolidated Financial Statements.

ARLINGTON TANKERS LTD.
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002

1.	GENERAL
      Arlington Tankers Ltd. (the “Company”) was incorporated in September 2004 under the laws of Bermuda for the purpose of acquiring six tanker vessels (the “Vessels”) from subsidiaries of Stena AB (“Stena”), Concordia Maritime AB (“Concordia”) and two companies owned 75% by Stena and 25% by Fram Shipping Co. Ltd (“Fram”). In November 2004, the Company completed its initial public offering by issuing and selling to the public 11,450,000 common shares, par value $0.01 per share, at a price to the public of $20.00 per share, raising gross proceeds of $229 million before deduction of underwriting discounts, commissions and expenses of approximately $17.7 million. Simultaneously, the Company issued a total of 4,050,000 common shares at a price of $20.00 per share to Stena, Concordia and Fram, or total consideration of $81 million, as part of the settlement of the purchase price of the Vessels acquired. On that date the Company also raised $135 million of secured debt (before expenses of approximately $0.8 million) as part of the financing of the Vessels. On acquisition of the Vessels, the excess of the purchase price of $426.5 million over the historical book value of $283.2 million at which the predecessor shareholders carried the Vessels on their books was considered a deemed distribution of $143.3 million to those predecessor shareholders. An aggregate of 1,717,500 of these shares were sold in the initial public offering in connection with the underwriters’ exercise of their over-allotment option. The Company did not receive any proceeds from the sale of shares by the selling shareholders. Concurrent with the closing of this initial public offering, the Company completed the acquisition of two V-Max VLLC’s from Concordia, two Product tankers from Stena, and two Panamax tankers from companies owned jointly by Stena and Fram.
      As of February 10, 2005, Stena and Concordia directly and indirectly owned an aggregate of approximately 14.4% of the outstanding common shares.
      The Vessels are currently owned by six subsidiaries of the Company (each, a “Vessel Subsidiary”). The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel.
      The following table sets out the details of the Vessel Subsidiaries included in these consolidated financial statements:

				Deadweight Cargo
		Country of		Capacity
Name	Vessel	Incorporation	First Day of Service	(Metric Tones)

Vision Ltd	Stena Vision	Bermuda	April 24, 2001	314,000
Victory Ltd.	Stena Victory	Bermuda	June 29, 2001	314,000
Companion Ltd.	Stena Companion	Bermuda	January 18, 2004	72,000
Compatriot Ltd.	Stena Compatriot	Bermuda	April 15, 2004	72,000
Concord Ltd.	Stena Concord	Bermuda	February 26, 2004	47,400
Consul Ltd.	Stena Consul	Bermuda	March 26, 2004	47,400
      Effective November 10, 2004, the Company has chartered the Vessels to subsidiaries of Stena and Concordia (the “Charterers”) under five-year fixed rate charters, increasing annually by an amount equal to the annual increase in the fees under the Company’s ship management agreements. Under the charters, in addition to the fixed rate basic hire, each Vessel has the possibility of receiving additional hire from the Charterers through profit sharing arrangements related to the performance of the tanker markets on specified geographic routes, or from actual time charter rates. Additional hire is not guaranteed, and correlates to weighted average historical voyage rates for the specified routes. The charters contain three one-year options on the part of the Charterers to extend the terms of the charters. Stena and Concordia have each agreed to guarantee the obligations of their respective subsidiaries under the charters.

ARLINGTON TANKERS LTD.
Notes to the Consolidated Financial Statements — (Continued)
      Effective November 10, 2004, the Company has also entered into ship management agreements with Northern Marine Management Ltd., a wholly owned subsidiary of Stena. The ship management agreements provide for the technical management of the Vessels.
      The basic hire rate for each of the Vessels is payable to the Company monthly in advance and will increase annually by an amount equal to the annual increase in the fee payable under the applicable ship management agreement. The basic hire under the charters for each vessel type during each charter year is set forth below. The first charter year commenced on November 10, 2005. Each subsequent charter year will begin on November 11 of the applicable year and end on the subsequent November 10.

Charter Year	V-MAX	Panamax	Product

1	$35,700	$17,400	$15,500
2	$36,075	$17,688	$15,765
3	$36,469	$17,989	$16,043
4	$36,882	$18,306	$16,335
5	$37,316	$18,639	$16,642
Option year 1	$37,772	$18,989	$16,964
Option year 2	$38,251	$19,356	$17,303
Option year 3	$38,753	$19,741	$17,658
      In addition to the basic hire, the Charterers may pay the Company quarterly in arrears an additional hire payment. Under the charters, the additional hire, if any, in respect of each Vessel, is payable on the 25th day following the end of each calendar quarter.
      The additional hire, if any, payable in respect of a Vessel, other than the V-MAX tankers as described below, for any calendar quarter is an amount equal to 50% of the Weighted Average Hire, calculated as described below, for the quarter after deduction of the basic hire in effect for that quarter. The Weighted Average Hire is a daily rate equal to the weighted average of the following amounts:

•	a weighted average of the time charter hire per day received by the Charterer for any periods during the Calculation Period, determined as described below, that the Vessel is subchartered by the Charterer under a time charter, less ship broker commissions paid by the Charterer in an amount not to exceed 2.5% of such time charter hire and commercial management fees paid by the Charterer in an amount not to exceed 1.25% of such time charter hire; and

•	the time charter equivalent hire for any periods during the Calculation Period that the vessel is not subchartered by the Charterer under a time charter.
      The Calculation Period is the twelve month period ending on the last day of each calendar quarter, except that in the case of the first three full calendar quarters following the commencement of the Company’s charters, the Calculation Period is the three, six and nine month periods, respectively, ending on the last day of such calendar quarter and the first calendar quarter also includes the period from the date of the commencement of the Company’s charters to the commencement of the first full calendar quarter.
      In the case of the V-MAX tankers, which are currently sub-chartered by subsidiaries of Concordia to Sun International, the Company receives additional hire equal to the difference between the amount paid by Sun International under its time charters and the basic hire, less ship broker commissions paid by the Charterer in an amount not to exceed 2.5% of the charterhire received by the Charterer and commercial management fees paid by the Charterer in an amount not to exceed 1.25% of the charterhire received by the Charterer.

ARLINGTON TANKERS LTD.
Notes to the Consolidated Financial Statements — (Continued)

2.	ACCOUNTING POLICIES
Basis of accounting
      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.
      For the year ended December 31, 2004, the consolidated financial statements include the predecessor combined carve-out financial statements of Concordia and Stena for the period January 1, 2004 through November 9, 2004 and the results of operations of the Company and its wholly owned subsidiaries for the 51 days from November 10, 2004 through December 31, 2004 during which the Company operated as an independent company.
      For the period from January 1, 2004 through November 9, 2004 and for the years ended December 31, 2003 and 2002, the predecessor combined carve-out financial statements presented herein have been carved out of the financial statements of Concordia and Stena. The predecessor combined carve-out financial statements include the assets and liabilities, the results of operations and cash flows related to the Vessels for such periods. The predecessor combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States.
      In the preparation of these predecessor combined carve-out financial statements, administrative expenses and certain indebtedness were not identifiable as relating solely to the Vessels. Administrative expenses consisting primarily of salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses were allocated based on the total number of Vessels in the respective fleets of Concordia and Stena over the periods presented. In addition, a portion of the debt incurred by Concordia to finance the acquisition and operation by Concordia of its Vessels has been allocated based on the size of the Concordia fleet over the periods presented. Management believes these allocations are reasonable to present the financial position, results of operations, and cash flows of the Company. However, the financial position, results of operations and cash flows of the Company for the periods presented are not indicative of those that would have been achieved had the Company owned and operated the Vessels as an independent company during those periods. In addition, the predecessor combined carve-out financial statements do not purport to be indicative of future financial position, results of operations or cash flows of the Company.
Revenue recognition
      Revenues are generated from time charters and the spot market. Charter revenues are earned over the term of the charter as the service is provided. Probable losses on voyages are provided for in full at the time such losses can be estimated.
Comprehensive income
      Comprehensive income is defined as the change in the Company’s equity during the year from transactions and other events and circumstances from nonowner sources. Comprehensive income of the Company includes not only net income but also unrealized gains or losses on derivative instruments used in cash flow hedges of future variable-rate interest payments on the Company’s debt (see Note 9 and Note 10). Such items are reported as accumulated other comprehensive income (loss), a separate component of shareholders’ equity, until such time as the amounts are included in net income.

ARLINGTON TANKERS LTD.
Notes to the Consolidated Financial Statements — (Continued)
Commissions
      Commissions are expensed in the same period as time charter revenues are recognized. Commissions are deducted from charter revenues. There are no commissions associated with the time charters to Stena and Concordia described in Note 1.
Cash and cash equivalents
      The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less as of the date of purchase to be cash equivalents. Cash and cash equivalents of $5.2 million are pledged as described in Note 9 and are held at a single financial institution with a Standard & Poor’s rating of A+. The carrying value of cash and cash equivalents approximates its fair value.
Foreign currency
      The functional currency of the Company and each of the Vessel Subsidiaries is the U.S. dollar.
      Monetary assets and liabilities denominated in foreign currencies are translated at the year end exchange rates. Foreign currency revenues and expenses are translated at transaction date exchange rates. Exchange gains and losses are included in the determination of net income.
Income taxes
      The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.
Vessels, net
      The cost of the Vessels is depreciated on a straight-line basis over their estimated useful lives of 25 years.
      Spare parts are stated at cost. The cost of spare parts is expensed at the time when the spare part is put in use.
Newbuildings
      The carrying value of Vessels under construction represents the accumulated costs that the Company has incurred by way of purchase installments, other capital expenditures, capitalized loan interest, associated finance costs and certain other costs. No charge for depreciation is made until the Vessel is put into operation. All interest is capitalized until delivery.
Impairment of long-lived assets
      The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of the asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future undiscounted net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less estimated costs to sell.

ARLINGTON TANKERS LTD.
Notes to the Consolidated Financial Statements — (Continued)
Deferred debt issuance cost
      Debt issuance costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant debt. Amortization of debt issuance costs is included in interest expense.
Drydocking provisions
      Normal Vessel repair and maintenance costs are charged to expense when incurred.
      In the case of drydocking expenses, the Company uses a method that capitalizes dry docking costs as incurred and amortizes such costs as depreciation expense on a straight line basis over the period to the next scheduled drydocking. The time between required drydockings is 5 years. Under the terms of the ship management agreements, the manager is required, at its expense, to drydock the vessel once every 5 years.
Receivables
      Receivables are recorded at their expected net realizable value.
Estimates and concentrations
      The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from such best estimates.
      The Company operates in the shipping industry which historically has been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. Each of the aforementioned factors are important considerations associated with the Company’s assessment of whether the carrying amount of its owned Vessels are recoverable. The Company seeks to mitigate the effect of such factors by various means such as by obtaining long term charter contracts. There is a concentration of credit risk in that all revenues are due solely from the Charterers. See Note 4.
Fair value of financial instruments
      Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosures about Fair Value of Financial Instruments,” requires the disclosure of fair values for all financial instruments, both on- and off-balance-sheet, for which it is practicable to estimate fair value. The Company estimates that there are no material variations between fair value and book value for its financial assets or liabilities as of December 31, 2004 and 2003.
Earnings per share
      Earnings per share are based on the weighted average number of common shares outstanding for the period presented. For all periods presented, the Company had no potentially dilutive securities outstanding and therefore basic and dilutive earnings per share are the same.
Distributions to shareholders
      The Company intends to pay a quarterly cash distribution denominated in U.S. dollars to the holders of its common shares in amounts substantially equal to the charter hire received from the Charterers, less

ARLINGTON TANKERS LTD.
Notes to the Consolidated Financial Statements — (Continued)
cash expenses and less any cash reserves established by the Company’s board of directors. The Company intends to declare those dividends in January, April, July and October of each year and pay those dividends in the subsequent month. Distributions to shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to additional paid-in capital.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS
      In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” (SFAS No. 153). SFAS No. 153 amends Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions,” to require exchanges of nonmonetary assets be accounted for at fair value, rather than carryover basis. Nonmonetary exchanges that lack commercial substance are exempt from this requirement. SFAS 153 is effective for nonmonetary exchanges entered into in fiscal years beginning after June 15, 2005. The Company does not routinely enter into exchanges that could be considered nonmonetary, accordingly the Company does not expect the adoption of SFAS 153 to have a material impact on the Company’s financial statements.

4.	CHARTER REVENUES
      The minimum future revenues to be received by the Company under time charters in effect as of December 31, 2004 is $253.2 million, which represents the committed time charter income under the time charters in effect between the Company and Stena that expire November 2009.

5.	OTHER RECEIVABLES

December 31,	December 31,
2004	2003

(In thousands of $)
2,102	206

2,102	206

      As of December 31, 2004 other receivables represents amounts due under the additional hire profit share arrangement. These amounts are calculated quarterly in arrears. As of December 31, 2003 the balances represent primarily costs rebilled to third party charterers in accordance with the time charters.

6.	NEWBUILDINGS

	December 31,	December 31,
	2004	2003

	(In thousands of $)
Opening Balance	36,185	—
Investments	102,212	36,185
Vessels delivered	(138,397)	—

Closing Balance	—	36,185

      Investments include $1.6 million, $0.0 million and $3.1 million of capitalized interest and associated finance costs for the years ended December 31, 2003, 2002 and 2001, respectively.

ARLINGTON TANKERS LTD.
Notes to the Consolidated Financial Statements — (Continued)

7.	VESSELS, NET

	December 31,	December 31,
	2004	2003

	(In thousands of $)
Vessels
Cost	310,426	171,727
Accumulated depreciation	(28,985)	(17,809)

Net book value at end of year	281,441	153,918
Spare parts	—	547

Vessels, net	281,441	154,465

      The vessels are pledged as described in Note 9.
      There have been no drydocking costs capitalized through December 31, 2004.

8.	DEFERRED DEBT ISSUANCE COST
      Deferred debt issuance cost represents debt arrangement fees that are capitalized and amortized on a straight-line basis to interest expense over the term of the relevant debt. Amortization is included in other interest expense. As of December 31, 2004 the balance relates entirely to the Company’s $135 million secured credit facility. As of December 31, 2003 the deferred charges related to the portion of the Concordia financing arrangements that had been allocated to the vessel subsidiaries then owned by Concordia. These deferred charges were written off in 2004 in connection with the Company’s initial public offering and repayment of the Concordia debt.
      Deferred debt issuance cost is comprised of the following amounts.

	December 31,	December 31,
	2004	2003

	(In thousands of $)
Debt arrangement fees	810	318
Accumulated amortization	(23)	(160)

Deferred debt issuance cost	787	158

9.	DEBT

	December 31,	December 31,
	2004	2003

	(In thousands of $)
Secured credit facility	135,000	—
Revolving credit facility	—	41,334

Total debt	135,000	41,334

      The long term debt as of December 31, 2004 is secured by first priority mortgages over each of the six Vessels, assignment of earnings and insurances and the Company’s rights under the time charters for the Vessels and the ship management agreements, a pledge of the shares of the Company’s wholly owned subsidiaries and a charge over certain of the Company’s bank accounts. The secured credit facility bears interest at LIBOR plus 1.00% per annum. The Company was required to enter into an interest rate swap to manage the interest rate exposure from floating to fixed. The swap fixes the rate at 3.76% per annum plus a margin of 1.00%. Interest and margin are payable quarterly in arrears. Concurrent with the

ARLINGTON TANKERS LTD.
Notes to the Consolidated Financial Statements — (Continued)
expiration of the swap, the facility matures on November 9, 2009 with full repayment of the $135 million due at that time.
      The carrying value of long term debt approximates the fair value due to the credit facility’s floating rate terms.
      As of December 31, 2003, long term debt consisted of an allocated portion of amounts owed by Concordia under a revolving credit facility which has been allocated to the two vessel subsidiaries then owned by Concordia. The interest rate under the facility was at LIBOR plus 1.375% per annum. The advances from the facility were issued and repaid on a short term basis. The interest was payable on a monthly, quarterly or bi-annual basis as elected by Concordia. The loan was guaranteed by Concordia and was secured by first priority mortgages over the Stena Vision and the Stena Victory, assignments of insurances and Concordia’s rights under the time charters for the Vessels. The amounts were settled in full by Concordia in November 2004 on acquisition of the Vessels by the Company.

10.	FINANCIAL INSTRUMENTS
Derivative instruments and hedging activities
      SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of each derivative is recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.
      For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.
      The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Any other change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in earnings.
      The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is redesignated as not a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
      In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in earnings.

ARLINGTON TANKERS LTD.
Notes to the Consolidated Financial Statements — (Continued)
      Interest rate swap agreements are contractual agreements between the Company and other parties to exchange the net difference between a fixed and variable interest rate periodically over the life of the contract without the exchange of the underlying principal amount of the agreement. The interest rate swaps were executed as integral elements of the Company’s original financing transactions and risk management policies to achieve specific interest rate management objectives. At the time of obtaining its original financing, the Company entered into pay-fixed, receive-floating interest rate swap agreements to hedge its exposure to future cash flow variability resulting from variable interest rates on the Company’s debt. The Company designates its interest rate hedge arrangements as hedges of the cash flows under the Company’s variable rate secured credit facility. Interest expenses on the debt is adjusted to include the payments made or received under such hedge arrangements.
      As of December 31, 2004, the Company had entered into two identical interest rate swaps to change the characteristics of interest payments on its secured credit facility of $135 million from LIBOR to a fixed rate of 3.76% plus a margin of 1%. The fair value of the swaps at December 31, 2004 was $1.2 million. Except for these interest rate swaps, the Company had no other outstanding derivative instruments as of December 31, 2004. There were no outstanding derivative instruments as at December 31, 2003.
      Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in other comprehensive income. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings. For the years ended December 31, 2004, 2003, and 2002 the Company had no reclassifications into interest expense. No amounts representing cash flow hedge ineffectiveness, arising from differences between the critical terms of the interest rate swap and the hedged debt obligation when it affects earnings, were recorded as interest expense for the years ended December 31, 2004, 2003 and 2002.
      As of December 31, 2004, $0 of deferred gains on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivatives gains to earnings include the repricing of variable-rate debt. There were no cash flow hedges discontinued during 2004, 2003 or 2002.
      The Company is exposed to credit loss in the event of non-performance by the counter-parties to its swap contracts. The Company minimizes its credit risk on these transactions by endeavoring to only deal with credit-worthy financial institutions, and therefore the Company views the risk of non-performance by the counter-parties as low.

11.	AMOUNT DUE TO STENA AND CONCORDIA
      As of December 31, 2003, the amount due to Stena and Concordia represented unsecured intercompany balances between each of the Stena and Concordia Vessel Subsidiaries and Concordia or Stena, as applicable, as follows:

(i) advances from Stena in the amount of $29.2 million to pay purchase installments and other costs associated with newbuildings. The intercompany balance bears interest at the rate of LIBOR plus 2.5% and is denominated in U.S. dollars. There was no fixed term of repayment.

(ii) advances from Concordia in the amount of $52.6 million to pay purchase installments and other costs associated with the Vessels owned by the Concordia Vessel Subsidiaries. The intercompany balance bears interest at the maximum interest rate published yearly by the Swiss Federal Tax Administration for inter-company loans, i.e. 4.5% per annum in 2003, and was denominated in Swiss Francs. There was no fixed term of repayment.

ARLINGTON TANKERS LTD.
Notes to the Consolidated Financial Statements — (Continued)

(iii) amounts advanced to the Concordia Vessel Subsidiaries from a cash pool maintained by Concordia and its subsidiaries. The Concordia Vessel Subsidiaries used the cash pool as an overdraft facility and the advance as of 2003 was $45.9 million. Advances bear interest at a bank base rate plus 1.375% and was denominated in U.S. dollars.
      All amounts were settled in full in November 2004 concurrent with the acquisition of the Vessels from Stena and Concordia by the Company.

12.	AMOUNT DUE TO FRAM
      As of December 31, 2003, the balance represented an unsecured loan from Fram Shipping Co. Ltd., Bermuda. Interest under that loan was payable at three months LIBOR plus 2.5% and was denominated in U.S. dollars. The balance was settled in full in November 2004 upon acquisition of the Vessels by the Company from companies owned jointly by Stena and Fram.

13.	SHARE CAPITAL
      The Company’s authorized share capital is comprised of 20,000,000 common shares, par value $0.01 per share, 12,000 founder shares, par value $1.00 per share and 4,000,000 undesignated preference shares, par value $0.01 per share.
      As of December 31, 2004, the Company had 15,500,000 common shares issued, outstanding and fully paid. There were no preference shares issued and outstanding.
      At the time of the Company’s incorporation, 6,000 founder shares, par value $1.00 per share, were issued to each of Stena and Concordia. The founder shares carried no voting rights at any time that shares of any other class were issued and outstanding, except as required by Bermuda law. The founder shares had no right to dividends. The founder shares were repurchased at par value and cancelled prior to December 31, 2004.
      As described in Note 1, the Company was incorporated in September 2004 and completed an initial public offering in November 2004. Prior to September 2004, the Company had not commenced operations and had no assets or liabilities. The combined predecessor equity as of December 31, 2003 and 2002 represents an allocation from Stena and Concordia.

14.	COMMITMENTS AND CONTINGENCIES

	December 31,	December 31,
	2004	2003

	(In thousands of $)
Ship mortgages	135,000	153,918
      As of December 31, 2004, ship mortgages represent first mortgages on the six Vessels as collateral for amounts outstanding under the secured credit facility with a maturity date of November 9, 2009.
      As of December 31, 2003, ship mortgages represent mortgages on the Stena Vision and Stena Victory as collateral for amounts outstanding under the revolving credit facility which was repaid in full during 2004. As of December 31, 2003, a total of four Vessels were included as newbuildings, see note 6. The total contract amount for these Vessels amounted to $130.7 million. Yard payments of $34.6 million had been made in respect of these contracts. The Vessels were subsequently delivered in 2004.
      The minimum future Vessel operating expenses to be paid by the Company under the ship management agreements in effect as of December 31, 2004 that expire in November 2009 is $72.9 million.

ARLINGTON TANKERS LTD.
Notes to the Consolidated Financial Statements — (Continued)
      The Company has guaranteed the obligations of each of its subsidiaries under the charters and ship management agreements described in Note 1.
      The Company has entered into a registration rights agreement with subsidiaries of Concordia and Stena and the companies owned by Stena and Fram pursuant to which the Company has agreed to register the shares owned by such companies for sale to the public. The Company’s expenses under this agreement are limited to the first $0.5 million and 50% of the expenses thereafter.

15.	RELATED PARTY TRANSACTIONS
      As described in Note 1, the Company was formed for the purpose of acquiring six Vessels from subsidiaries of Stena, Concordia and companies owned jointly by Stena and Fram. The acquisition was completed in November 2004 as also described in Note 1. Prior to that date, the Vessels were traded in the spot market. As explained in Note 1, the Company has entered into time charters for the six Vessels with subsidiaries of Stena and Concordia through November 11, 2009. The revenue received from Stena in 2004 under these contracts was $9.5 million.
      The Company has also entered into ship management arrangements with a subsidiary of Stena through November 11, 2009. The amounts charged by a Stena subsidiary under this agreement in 2004 was $1.9 million.
      Prior to the acquisition of the Vessels by the Company on November 10, 2004, Stena provided commercial management services for the two V-MAX Vessels for SEK50,000 per Vessel per month plus 1.25% of the time charter revenues of each Vessel. Stena also provided insurance services for the two V-MAX Vessels for $20,000 per year per Vessel up until the acquisition by the Company.
      Prior to the acquisition of the Vessels by the Company on November 10, 2004, Concordia charged the Company a fee for various administrative services. This fee was $0.2 million for the period January 1, 2004 though November 9, 2004 and $0.4 million and $0.5 million per year in 2003 and 2002, respectively.

16.	SUBSEQUENT EVENTS
      In January 2005, the Company declared a dividend of $6,045,000 or $0.39 per share, and paid that dividend on January 31, 2005 to shareholders of record as of January 27, 2005.
      In April 2005, the Company declared a dividend of $8,525,000 or $0.55 per share, and paid that dividend on May 10, 2005 to shareholders of record as of May 6, 2005.